
CAMERON

ENERGY FLOWS THROUGH US

2010 ANNUAL REPORT





There's an **energy** that *flows* through our company as well as our products.

It's a **powerful** initiative to offer the very best in *flow* control that exceeds the expectations of our employees and our customers.



You can feel it in the way we do business even under the most demanding circumstances.

Welcome to Cameron. *Feel the energy.*



FINANCIAL HIGHLIGHTS

Cameron generated record revenues during 2010,

led by new highs in subsea equipment deliveries.

($ millions except per share and employees)

Years ended December 31:	**2010**	2009	2008
Revenues	**$6,134.8**	$5,223.2	$5,848.9
Earnings before interest, taxes, depreciation and amortization (EBITDA)	**1,012.9**	885.9	1,026.5
EBITDA (as a percent of revenues)	**16.5%**	17.0%	17.5%
Net income	**562.9**	475.5	580.7
Earnings per share:			
Basic	**2.32**	2.15	2.67
Diluted	**2.27**	2.11	2.54
Shares used in calculation of earnings per share:			
Basic	**243.1**	221.4	217.5
Diluted	**247.5**	225.0	228.6
Capital expenditures	**200.7**	240.9	272.2
Return on average common equity	**13.9%**	17.3%	25.5%
As of December 31:			
Total assets	**$8,005.1**	$7,725.4	$5,902.4
Stockholders' equity	**4,392.4**	3,919.7	2,344.5
Shares outstanding[1]	**243.9**	244.7	216.9
Number of employees	**19,500**	18,100	17,100

CAM LISTED NYSE

[1]Net of treasury shares.



TO OUR STOCKHOLDERS:

The defining event for the energy industry during 2010 was the Macondo well tragedy and its impact on the people, the environment and the economy of the Gulf of Mexico. Our hearts particularly go out to the families most directly affected. This event has overshadowed a long history of safely and efficiently harvesting the nation's domestic resources of oil and gas, yet it has also sharpened the focus on the processes and practices of this industry and will lead to improvements in both.



Jack B. Moore
President and Chief Executive Officer

Cameron employees became involved with the effort to stop the flow of oil into the Gulf immediately following the accident. Many of our brightest people from several of our divisions spent weeks on-site with the operator and with government representatives, working tirelessly to fashion solutions to a challenge unlike any this industry has ever faced. In fact, the capping stack that ultimately succeeded in shutting in the well was fabricated in our Berwick, Louisiana facility. I am proud of the role that we played in stemming the flow, and I am confident that the lessons learned will be valuable in avoiding a similar tragedy in the future.

A number of studies on the possible causes of the well blowout and rig explosion have been made public. Additional facts, including facts that may relate to the blowout preventer, which was manufactured and delivered by Cameron more than ten years ago, are still being developed. In any event we, along with several other parties, have been named in hundreds of lawsuits relating to this incident, and the resolution of these will take longer than any of us would like.

We value our long-time reputation for quality, reliability and safety in our business practices and in the products and services we provide. Our long-standing commitment to maintaining that reputation and our high standards remains as strong as ever. We continue to work with customers, partners, suppliers and other constituents to provide the best possible products and services to the energy industry.

EXECUTION DRIVES RECORD REVENUES; BACKLOG REMAINS NEAR $5 BILLION

Execution on projects, particularly in the Drilling Systems and Subsea Systems business lines, drove revenues to more than $6 billion, a new high for Cameron. Subsea Systems revenues were up more than 40 percent for the year, totaling $1.6 billion, reflecting deliveries related to several projects booked in the past few years. Drilling revenues exceeded $1 billion, in line with the levels of the last two years, and we continue to deliver on orders booked in the recent wave of newbuild rigs. Meanwhile, the Surface Systems business increased by about five percent in posting a $900 million-plus revenue year, largely driven by an increase in aftermarket sales related to our market-leading installed base worldwide. The Valves & Measurement (V&M) and Process & Compression Systems (PCS) groups also recorded year-over-year increases in revenues, with the PCS gains primarily reflecting the 2009 acquisition of NATCO.

The value of a diverse product offering was apparent in the orders booked for the year. We posted the second largest order total in our history in a year when total subsea tree awards for the industry remained relatively light. The strength in orders was spread across our business lines, with the V&M and PCS groups each posting significant increases over year-ago levels. We generated more than $6 billion in revenues, but replaced nearly all of that with almost $6 billion in orders. Our year-end backlog of $4.8 billion is down slightly from a year ago, but at a level which provides us with comfortable visibility for 2011.

ENERGY PRICES STABILIZE IN 2010, GROWTH IN GLOBAL DEMAND RECOVERING

The trading ranges for the prices of crude oil and natural gas were significantly narrower during 2010, particularly when compared to the wide swings of 2008 and 2009, and provided a measure of stability in global energy markets. A resumption in worldwide economic growth has fueled modest gains in oil demand, and supplies from both OPEC and non-OPEC sources have increased slightly. As a result, oil prices remained in the $75 to $85 per barrel range throughout most of the year, a level that should support higher levels of global E&P spending by our customer base, but not dampen energy demand.

North American natural gas demand also grew during 2010, but production increases have created an oversupplied market, keeping prices around $4 to $5 per mcf throughout most of the year. We expect pricing to remain in similar ranges during 2011, but will be prepared to react appropriately should circumstances change and cause our customers to adjust their spending behavior.

FINANCIAL CONDITION REMAINS SOLID

We continued to manage our financial position prudently throughout 2010, and ended the year with a very healthy balance sheet. At year-end, we had more than $1.8 billion in cash and negative net debt of approximately $540 million. Our priorities remain clear: We want to reinvest in ourselves via well-thought-out capital spending, and look for acquisition opportunities that fit our business mix and make sense financially.

Capital spending in 2010 totaled $200.7 million, including investments in productivity improvements, efficiency gains and aftermarket facilities, and we closed on two acquisitions during the year for approximately $41 million in cash.

ERIKSON TO RETIRE AS CHAIRMAN, REMAIN ON CAMERON'S BOARD

This May, Shel Erikson will retire as the chairman of Cameron's board of directors. Since the Company's creation in 1995, his leadership has been crucial to establishing Cameron as one of the premier oil service companies in the industry. I am personally indebted to Shel for his guidance and counsel during my tenure at Cameron, and as I assume the Chairman's role upon his retirement, I realize the challenge of living up to the standards he has established. I am pleased that he will continue to serve as a valued member of our board.

Finally, I appreciate—and applaud—the efforts of our employees, who have maintained their focus on diligently serving customers and generating value for shareholders in keeping with the Company's long history of outstanding performance.

Sincerely,



Jack B. Moore
President and Chief Executive Officer


DRILLING &

PRODUCTION SYSTEMS

- Drilling sees meaningful increase in aftermarket business; initial orders booked for industry-leading 20,000-psi and 25,000-psi blowout preventer packages; newbuild cycle continues.
- Surface maintains role as leading supplier of equipment in worldwide markets; experienced continued growth in North American shale plays, expanded exposure in international markets
- Subsea delivers record level of revenues, books combination of business with historical customers and inroads into new regions
- Product innovation, acquisitions enhance Flow Control exposure

Statistical/Operating Highlights ($ millions)

	2010	2009	2008
Revenues	**$3,718.3**	$3,110.5	$3,485.3
EBITDA	**759.7**	659.5	666.7
EBITDA (as a percent of revenues)	**20.4%**	21.2%	19.1%
Capital expenditures	**104.6**	171.8	162.8
Orders	**2,967.2**	2,875.1	4,999.3
Backlog (as of year-end)	**3,195.9**	4,019.3	4,200.4



DRILLING SYSTEMS

PRODUCTS – Ram and annular blowout preventers (BOPs), drilling riser, drilling valves, choke and kill manifolds, surface and subsea BOP control systems, multiplexed electro-hydraulic (MUX) control systems, diverter systems, aftermarket parts and services.

CUSTOMERS – Drilling contractors, shipyards, rental companies, engineering and construction companies, oil and gas majors, national oil companies.

Drilling Systems entered 2010 facing a difficult set of market fundamentals. Newbuild rig orders had peaked in the 2006-2008 period, and demand was slowing, generating excess inventories and idle production capacity as Drilling Systems posted its lowest order level in four years during the first quarter. Then, the Macondo tragedy in the Gulf of Mexico created one of the most significant challenges ever encountered by the energy industry.

Cameron mobilized a team of experts and dedicated resources to assist in the attempts to bring the well under control. Cameron used its global resources to design and fabricate, in a matter of days, the manifolds and connection systems that became crucial to the effort, and played a vital role in the development of the ultimate solution to capping the well and stopping the flows of oil and gas. Throughout this process and in the post-Macondo environment, Cameron has continued to work with the industry to evaluate and develop new standards and regulations for well control equipment.

Since 1922, Cameron has been a leader in ensuring customers receive the highest quality oilfield products and services, always with safety and the environment in mind. While the Department of the Interior has proposed increased safety measures for energy development on the U.S. Outer Continental Shelf, the products and services offered by Cameron to its customers are designed and tested to meet or exceed all applicable industry and regulatory requirements. In addition, the Macondo incident has caused drilling contractors and operators, both on land and in deepwater environments, to turn to original equipment manufacturers (OEMs) for service, equipment repair and replacement parts. The domestic emphasis on these safety measures has translated into opportunities in the global market, with certain countries informally adopting practices similar to those of the U.S. Cameron completed numerous orders in 2010 for worldwide customers to re-certify BOP stacks back to OEM specifications.

Land drilling has been bolstered by increased investment in unconventional markets like the major shale plays in North America, and activity has shown signs of improvement in land markets in the Middle East, Caspian and Far East. Demand for new land drilling pressure control equipment was evidenced by the receipt of significant orders from the top three U.S. land drilling contractors and an international land rig fabricator for land BOP stacks, choke manifolds and control systems.

Cameron continues to confirm its role as an industry leader in pressure control technology and a provider of timely, innovative solutions to customer needs. After introducing the world's first 18¾" 20,000-psi BOP stack at the 2009 Offshore Technology Conference, Cameron received the first order for such a unit from a major offshore drilling contractor during 2010. Continuing this legacy of leadership and innovation, Cameron received an order from an oil and gas operator for the design, test and manufacture of the world's first 13⅝" 25,000-psi BOP stack for use in a high-pressure application in the Gulf of Mexico.

Drilling Systems had previously initiated an expansion of its global aftermarket capabilities; the renewed industry emphasis on safety and enhanced focus on use of OEMs has confirmed the validity of this program and, in fact, Cameron has allocated additional resources to meet increased customer demands at its global repair and service facilities. Aftermarket capacity was added to facilities in Houston, Odessa and Brookshire (all in Texas) and Berwick, LA, and a new facility was added in Oklahoma. Additional aftermarket capacity expansions are under way in Aberdeen, Scotland; Beziers, France; the Middle East; Brazil and Malaysia. These efforts should enable Cameron to capture incremental aftermarket business and improve its market share.

By year-end, Drilling Systems had recorded a record level of aftermarket bookings and was experiencing an unprecedented level of orders for new land BOPs to replace an aging fleet. In addition, rig awards for the year included two deepwater projects and two jackup projects.



SURFACE SYSTEMS

PRODUCTS – Production systems and controls, wellheads, block valves, gate valves, mudline systems, dry completion systems, aftermarket parts and services.

CUSTOMERS – Oil and gas majors, national oil companies, independent producers, geothermal energy producers.

Cameron is the industry's largest provider of surface production equipment. The nature of this business, the diversity of its worldwide markets and its significant aftermarket component typically make the surface market less volatile than other markets served by Cameron. Orders and revenues for Surface Systems rebounded from the difficult environment of the previous year as improved energy demand and higher prices revived activity, particularly in North America.

Land rig count in the North American markets rebounded dramatically during 2010, driven by multiple shale gas developments. Cameron added new sales and aftermarket facilities in both the Marcellus and Haynesville Shale regions, opened a new sales and service facility in Fort Collins, Colorado to support the Niobrara Shale development and committed additional resources to the growing Eagle Ford Shale play. In early 2010, Cameron's CAMSHALE™ Services began developing a comprehensive product and services portfolio to serve completion and production needs in the North American shale markets. This effort was accelerated through the acquisition of Eagle Precision Products LLC, a provider of well testing and flowback services, and the decision to invest significant capital in additional assets to support frac tree rental, installation, valve lubrication and casing test services throughout North America.

In Latin America markets, gas drilling activity remained subdued in Mexico as a result of continued issues with budgets, security concerns and suspension of some programs, although some deployment of artificial lift systems continued during the year. In Venezuela, Sinovensa continues to use Cameron's artificial lift systems to provide progressive cavity pump completions for wells in the Orinoco Belt, one of the largest heavy oil deposits in the world.

Cameron's role as a primary surface supplier in the U.K. and Norwegian sectors of the North Sea has resulted in additional commitments for surface equipment on new platform developments. In the Southern Sector of the North Sea, Cameron will supply RWE Dea with surface wellheads, production trees and associated services for their Breagh A and Clipper South platform developments offshore the U.K. Further north, Cameron has entered into a seven-year agreement with Statoil to provide high-pressure, high-temperature surface wellheads, Christmas trees and associated aftermarket services to the Gudrun platform offshore Norway. The contract also includes options for the Valemon and Brynhild platform developments. Already the leading aftermarket services provider in Norway, Cameron is adding to its presence through additional investment in the Company's Stavanger facility, including a new 2,500-square meter warehouse, due to be completed in early 2011.

Cameron remains a primary supplier of surface equipment to operators in the Asia-Pacific/Middle East market, including some of the region's largest operators. Cameron's long history in these areas has allowed the Company to establish a solid portfolio of long-term contracts and a valuable aftermarket infrastructure, providing protection against recent uncertainty and volatility in various markets. Recent enhancements in this space include long-term contract business with Brunei Shell Petroleum, Cairn India, Oxy Oman and Aramco, supported by Cameron's long-established local facility. In addition, Cameron has recently been awarded key projects in the Iraq markets with various operators, including the Iraq Drilling Company, ExxonMobil, Petronas, Shell and BP, as well as additional business with ExxonMobil in Papua New Guinea.



SUBSEA SYSTEMS

PRODUCTS – Production systems and controls, wellheads, manifolds, aftermarket parts and services.

CUSTOMERS – Oil and gas majors, national oil companies, independent producers, engineering and construction companies.

Subsea Systems is an industry leader in providing worldwide subsea well solutions, including trees, wellheads, controls, manifolds and subsea processing equipment, supported by Cameron's expertise in project management, engineering integration and installation oversight. Pioneering technology and world-class execution are key elements in the Company's acceptance by customers as a preferred supplier in many markets.

During 2010, Subsea Systems delivered equipment and services to more than 25 projects worldwide, from single-well developments to full-scope EPC systems, including two major West Africa projects: Total Usan offshore Nigeria and BP PSVM (Block 31) offshore Angola, two of the largest projects in the industry to date. As a result, Subsea Systems generated a record $1.6 billion in revenues during 2010, a 41-percent increase over 2009's levels.

2010 saw a modest recovery in subsea tree awards across the industry, as total tree orders increased by more than 15 percent over the 2009 levels. While Cameron's 2010 awards share declined, the Company's market share of new orders over the past three years remains just under 40 percent, and the recent bookings represent a combination of work with historical customers and inroads into significant developing markets. Late in the year, Cameron received an order for Husky's Liwan project in the South China Sea, the deepest prospect to date in the Asia-Pacific region and the Company's first major subsea project offshore China. Long-time customer Petrobras placed orders for a variety of developments, including 10,000-psi pre-salt trees, other trees designated for the Papa Terra and Caratai projects, and an additional 27 trees under a 138-tree frame agreement signed in late 2009. As a result, Cameron's tree backlog in Brazil is now at a record 150 trees. Other notable orders booked in the year include Noble Energy's Alen project offshore Equatorial Guinea; Noble's Tamar project offshore Israel; BG's Pi field in Norway; and additional work on Husky Energy's White Rose and West White Rose developments offshore Canada.

Cameron's long-standing relationship with BP has grown to include frame agreements in the North Sea, the Gulf of Mexico and Angola. The latest addition to this portfolio of business is a global frame agreement under which Cameron will provide BP with subsea production systems and related engineering and other services on a worldwide basis. This five-year agreement allows both companies to benefit from standardizing product specifications and processes in order to improve costs, cycle time, quality and reliability. Initial activity under this agreement includes the initial engineering work on Phase 1 of BP's West Nile Delta project offshore Egypt.

The Asia-Pacific markets are expected to offer significant growth potential in the subsea arena over the next five years. With awards pending for first-phase developments offshore Australia, Malaysia, China and Indonesia, Cameron has made a series of targeted investments to reinforce the Company's position as a leading supplier in the region. A $65 million expansion of Subsea Systems' state-of-the-art facility in Malaysia was completed in early 2010, supporting current delivery of trees and wellheads and the Company's ability to accept significant new orders. Also in the region, a new aftermarket center was established in Perth to better serve customers in Western Australia. This center will move into a new $30 million purpose-built facility in 2012. In concert with the Liwan project in the South China Sea, plans are under way for a $30 million investment in a 34,000-square meter aftermarket facility that will open in China in 2012 and provide support for future projects in the region.

In addition to the facilities noted above, Cameron continues to demonstrate its commitment to sustainable local development in its served markets. A $23 million expansion at the Luanda, Angola facility has made Cameron the only provider of locally manufactured wellhead systems in Africa, and is supplemented by an ongoing program providing world-class training and development for the local workforce. Meanwhile, enhancements to Cameron's facility in Onne Port, Nigeria have allowed the Company to provide local assembly of subsea trees that are being supplied to the Total Usan project.

The CameronDC™ all-electric control system has operated for more than two years on two producing gas wells in the Dutch North Sea. The performance to date has confirmed the viability of the technology. A second generation version of CameronDC is expected to launch during 2011, based on the experience derived from the initial two years of operations. In addition, the CameronDC technology has yielded a spin-off product development, the Omni-Choke™, introduced during 2010. The Omni-Choke provides the benefits and functionality of electric actuation as employed in CameronDC, but can be used in both greenfield and brownfield applications by virtually any traditional multiplexed controls system through a simple changeout of the choke. CameronDC is considered the future of subsea control technology, will serve as an important enabler for subsea processing applications, and is providing opportunities for new technology applications like the Omni-Choke.



FLOW CONTROL

PRODUCTS – Chokes, actuators, gears, valve accessories and automation solutions.

CUSTOMERS – Oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, valve manufacturers.

The Flow Control division serves as a leading supplier of flow control technology to other Cameron businesses, as well as to other industry manufacturers and directly to end-users, under the brand names CAMERON®, WILLIS®, DYNATORQUE™, LEDEEN™, MAXTORQUE™ and TEST™.

Flow Control saw strong order activity during 2010 in both the transmission and production industry segments, as well as growth in its volume of direct business with manufacturers and end users, representing a 100 percent increase in this market since 2009.

Flow Control also had an active year in commercializing new technologies and products. The High-Flow Chemical Injection Metering Valve (CIMV) was introduced at the Offshore Technology Conference in May and features Cameron's CALDON® non-invasive, ultrasonic metering technology, making it the first of its type in the global market. Flow Control's TEST™ business unit shipped three Chemical Injection Metering skids to Modec Singapore for installation on an FPSO for BP's Block 31 development. These skids provide a comprehensive system for subsea installations requiring hydrate abatement. Additional product introductions included the 25,000 psi-rated surface production choke and the large-bore (8-inch) subsea insert retrievable choke. Both products were developed to complement production-tree solutions for key Cameron projects, and the success of each validates Flow Control's reputation as a leading supplier of both surface and subsea choke innovation.

In an effort to support traditional oil markets and to address the demands of the growing gas shale plays, Flow Control's North American-based Actuation Centers continued to act as stocking locations for surface chokes and ball valve actuation, enabling quick response to customer needs. 2010 marked the first complete year with the combined product lines of LEDEEN™, DYNATORQUE™ and MAXTORQUE™ offering a comprehensive solution portfolio for automated and manual ball valve actuation.

Flow Control expects continued growth in 2011 as a result of strategic investments in new product development, leveraging the opportunities of highly-regarded acquired brands and increasing demand from end users for its existing choke and actuation technologies and products.



VALVES & MEASUREMENT

- Revenue gains reflect acquisitions, improving North American markets
- Recovery from 2009 declines in global economies still under way
- Orders rebound to record level, backlog at new high

Statistical/Operating Highlights ($ millions)

	2010	2009	2008
Revenues	**$1,273.3**	$1,194.7	$1,473.2
EBITDA	**230.4**	247.5	333.6
EBITDA (as a percent of revenues)	**18.1%**	20.7%	22.6%
Capital expenditures	**35.3**	50.0	63.0
Orders	**1,579.2**	1,004.1	1,573.5
Backlog (as of year-end)	**833.8**	547.1	749.2



DISTRIBUTED VALVES

Distributed Valves designs and manufactures ball, butterfly, check, choke and gate valves used in the exploration, production and transportation of oil and gas. The valves are sold through a network of wholesalers and distributors and are used primarily in upstream markets in North America, Asia-Pacific and the Middle East.

Distributed Valves' bookings and shipments were up dramatically over 2009 as a result of the strengthening North American upstream market. It benefited from the growth of unconventional gas and oil plays and supported its distribution network as it built up inventories to address the increased rig activity. Internationally, the opening of the Rapid Response Center in the Middle East resulted in increased sales into the region and will support growth in 2011 and beyond.

The acquisition of a majority interest in Newmans Valves provided a foundation for Distributed Valves' plan to offer products and solutions to markets it has not previously served. Newmans' product range and brands, including the highly regarded COOPER®, OIC® and NEWCO®, have opened both domestic and international downstream and industrial market segments.

Ongoing plant consolidations and product line optimization programs will continue to reduce costs and improve deliverability as Distributed Valves takes advantage of growing domestic and international upstream and downstream markets.



ENGINEERED VALVES

Engineered Valves designs and manufactures a full range of highly customized ball, gate and check valves that serve the global oil and gas production, pipeline, subsea and LNG markets.

Orders for Engineered Valves in 2010 rebounded substantially from the previous year across all regions. In North America, Engineered Valves benefitted from renewed activity in Canadian oil production and significant investments made in the U.S. shale gas infrastructure. In international markets, including Europe, the Middle East and Asia-Pacific, Engineered Valves took advantage of increased investments in the oil and gas production and pipeline sectors. Significant orders in the second half of 2010 were driven by awards for several large projects from Cameron's alliance partners for both onshore and offshore regions in Australia.

Sales declined in 2010, primarily as a result of reduced backlog entering the year, and reflected an overall slowdown in capital investment through 2009. Fortunately, this decline was tempered by a measure of recovery in the North American markets in late 2009 and resulted in a surge of project activity related to shale gas and oil sands production in the U.S. and Canada. Cameron's ability to adapt to this increased order activity was supported by the expansion of the Ville Platte facility and the establishment of the Ville Platte Rapid Response Center, which supports the quick lead times the market demands.

Engineered Valves is expanding its project execution and support capabilities to meet the needs of its alliance customers for critical service valves for major upstream projects. Related project activity increased dramatically in 2010 and should continue to grow in 2011 and beyond.



PROCESS VALVES

Process Valves are used in critical service applications that are often subject to high temperatures and cycling. These valves are used primarily in the refining, petrochemical, chemical, power (including nuclear), gas processing and liquid storage terminal market sectors (including LNG).

Orders were up significantly in 2010 across most global markets. Business rebounded in North America due to the general economic recovery and subsequent demand for processed gas and hydrocarbons. In international markets, investment in LNG liquefaction capacity across Australia, China and Russia supported higher bookings in these regions.

As with Cameron's other valves businesses, sales were negatively impacted by lower backlog levels coming into 2010, which were a direct result of the worldwide economic downturn in 2008 and 2009 and the resultant decrease in demand for refined products. In both North and South America, sales also reflected this downturn as refinery and petrochemical upgrades and expansions were delayed and spending on plants reduced. Fortunately, this decline was mitigated by increased sales into the Middle East, Russia and Africa related to investments in LNG, petrochemical and gas processing.

Process Valves' commitment to leveraging international sales opportunities and strengthening its project execution processes has resulted in an overall strengthening of project sales, which is expected to lead growth through 2011.

MEASUREMENT SYSTEMS

Measurement Systems designs, manufactures and distributes products, systems and solutions to the global oil and gas, process and power industries. Its portfolio ranges from pressure switches, indicators, flow meters and electronics to sophisticated sampling, blending and process analysis systems.

Sales of primary oil and gas measurement products mirrored the recovery of the North American upstream drilling and production markets. Establishing a capability in both advanced measurement technology and systems engineering opened new opportunities in downstream markets and in liquid applications in oil pipelines, terminals and power generation. Measurement Systems continues to build its position as a respected supplier of instrumentation to the nuclear power industry, booking several large orders during 2010 for instrumentation used in both new and retrofitted nuclear plants.

Products and capabilities from the LINCO™ product line, acquired in the NATCO acquisition, allowed Measurement Systems to take advantage of growing oil production markets in liquid custody transfer measurement applications.

As North American upstream markets strengthen and systems are delivered to the downstream process and power markets, Measurement Systems expects continued stability in its results during 2011.

AFTERMARKET SERVICES

Aftermarket Services provides preventative maintenance, OEM spare parts, repair, field service, asset management and remanufactured product for valves and actuators. The team operates 33 service centers in strategically situated locations around the world and works closely with district sales offices to maintain Cameron's installed base and expand parts sales and service contracts. Aftermarket Services recovered from the economic downturn in the market alongside Cameron's valve manufacturing divisions, and by the second half of 2010 showed significant revenue growth at its North American, Asia-Pacific and Middle East service centers. Synergies related to the completed integration of Geographe, the Australian-based service company acquired in 2008, are still being realized and its Total Valve Management business model will form the basis of an overall Cameron valve aftermarket business initiative.


PROCESS &

COMPRESSION SYSTEMS

- Orders exceed $1.2 billion, backlog reaches new highs
- Process Systems completes first full year with NATCO
- New products and market penetration drive improvement in compression businesses

Statistical/Operating Highlights ($ millions)

	2010	2009	2008
Revenues	**$1,143.2**	$918.0	$890.4
EBITDA	**186.8**	169.4	161.0
EBITDA (as a percent of revenues)	**16.3%**	18.5%	18.1%
Capital expenditures	**19.7**	14.9	25.4
Orders	**1,244.1**	716.0	967.8
Backlog (as of year-end)	**787.4**	623.4	656.9



PROCESS SYSTEMS

PRODUCTS – Separators, heaters, dehydration and desalting units, gas conditioning units, membrane separation systems, water processing systems and aftermarket parts and services.

CUSTOMERS – Oil and gas majors, national oil companies, independent operators and engineering, procurement and construction companies.

For Process Systems, 2010 was its first full year as a combined business, reflecting the late-2009 combination of Cameron's former Process Systems organization with NATCO Group Inc., creating the largest single provider of process equipment and services to the oil and gas industry. The combined technology portfolios have allowed Process Systems to focus on best-in-class technology across the spectrum of oil, natural gas, water and solids. NATCO's standard products were historically sold primarily in North America; by offering those through Cameron's broad international channels, orders in worldwide markets have increased.

The NATCO acquisition also brought additional manufacturing infrastructure, allowing the Company to capitalize on growth in North American shale oil and gas activity. In the growing Brazilian markets, the organization's historical relationship with Petrobras resulted in strong order activity and revenues. Cameron booked multiple process technologies for Petrobras offshore projects, including Cameron's first CO_2 membrane separation skids for pre-salt production. The expanding Brazilian FPSO market is expected to provide significant growth opportunities for Process Systems, particularly over the next 5 to 10 years.

Process Systems also continues to invest heavily in technology, highlighted by the first year of operation of the organization's Technology Center in Houston. The center is the foundation of the Company's R&D efforts in process equipment and is among the most comprehensive facilities of its kind in the industry. In addition to supporting product development efforts, the center serves as a customer training site and a test facility for ongoing product enhancements, such as Process Systems' recently introduced patented compact electrostatic separator for offshore operation, which is to be integrated into a subsea separation module. Finally, significant investments were made during 2010 to increase the efficiency, and reduce the size, of the Company's market-leading CO_2 separation technology for offshore applications.

CENTRIFUGAL COMPRESSION

PRODUCTS – Integrally-geared centrifugal compressors utilized for air separation, plant air and process gas.

CUSTOMERS – Oil and gas majors, national oil companies, air separation companies, independent power producers, petrochemical and refining companies, midstream natural gas companies and durable goods manufacturers.



Centrifugal Compression saw its new equipment and aftermarket orders return to double-digit growth during 2010. Historically, this business was driven by the air separation market and North American activity. While the year saw modest growth in this market, significant benefits were realized from investments made in expanding market channels in China, India, Russia and the Middle East.

Packaging compressors for delivery outside North America has allowed the Company to take advantage of emerging markets and execute a flexible manufacturing model. As international markets recovered in 2010, plant air, engineered air and process gas compressors were packaged in Italy, Singapore and China in response to market demand. Much of the bookings growth in industrial products came from China, where demand was up approximately 60 percent over 2009, and was followed closely by new equipment demands from Korean and Indian customers. Similarly, aftermarket business has grown in emerging economies as Cameron's sales and field service presence has been expanded to serve an increasing installed base.

The Centrifugal Compression group has also been successful in growing market share in the oil and gas segment. Gains have come from growth in orders for fuel-gas booster compressors, as well as increased orders for new gas turbines. Sustained growth in the power generation market is expected to continue throughout 2011. This focus on oil and gas markets also led to several new unit wins in 2010, including the Company's first enhanced oil recovery application in North America, multiple new equipment orders from refinery customers in Brazil, Europe and the Middle East, and numerous compressor bookings for the Russian natural gas market. Recent orders for such high-growth applications as CO_2 compression and nitrogen liquefaction are a direct result of technology development for process gas.

On the product development front, Cameron's engineering team launched a next-generation aero design—the culmination of years of development and in-house testing—which is being used across all product lines to increase efficiency, broaden operating range and reduce total life cycle cost. In addition, eight new product offerings were successfully introduced during the year, supporting expansion of the Company's portfolio into additional markets.



RECIPROCATING COMPRESSION

PRODUCTS – Separable reciprocating compressors, two-stroke cycle integral gas engines, four-stroke cycle gas engines, high-speed separable compressor packages, turbochargers, aftermarket parts and services.

CUSTOMERS – Oil and gas majors, national oil companies, petrochemical and refining companies, midstream natural gas companies, independent power producers, compression leasing companies and CNG distribution companies.

Reciprocating Compression saw a solid recovery in orders and backlog during 2010. In large part, the results were due to a continued focus on operational excellence, new product development and growth in international markets. In addition, Cameron has strengthened its position as an aftermarket industry leader in serving midstream gas engine and compression needs.

Reciprocating has packaged Ajax integral engines and compressors for decades, and has now expanded its compressor packaging capabilities to include high-speed separable engine-driven compressor packages sold directly to end users. Customers are demanding more expertise from compression equipment suppliers, and Cameron's ability to provide an OEM package allows them to benefit from the Company's breadth of experience and knowledge of gas engines and reciprocating compressors.

Increased midstream spending on maintenance capital and engineered upgrades fueled growth in the aftermarket business. The CNG market continued to grow nicely, resulting in increased orders for CFA compressors in India and China. As U.S. gas producers increased activity in 2010, bookings of new equipment used in gas production fields increased significantly over 2009 levels.

Cameron's focus on providing broader solutions to customers has also allowed it to develop the ability to execute extended-scope projects, including packaging of products and services from other Cameron divisions. This capability was a key factor in winning a 2010 contract from a national oil company worth approximately $40 million, including products from four different Cameron divisions. 2010 was also an important year for emissions-related projects, with the aftermarket group booking multiple orders totaling more than $25 million. Growth in demand for such solutions is expected to continue over the coming three to five years.

On the R&D front, Reciprocating Compression has taken a leadership role in developing next-generation combustion technology that meets the latest low-emission standards while improving fuel efficiency and reliability. Much of this development work was accomplished through the use of Cameron's proprietary advanced engine simulation software modeling tools. In conjunction with a focus on combustion R&D, a new turbocharger design was introduced during 2010. The new generation ET-24 delivers improved performance and efficiency over any comparable model, and the first commissioning of this state-of-the-art technology was successfully completed and passed both current and proposed environmental requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CAMERON INTERNATIONAL CORPORATION

The following discussion of the historical results of operations and financial condition of Cameron International Corporation (the Company or Cameron) should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

OVERVIEW

Cameron provides flow equipment products, systems and services to worldwide oil, gas and process industries. During the third quarter of 2010, the Company restructured its business segments, moving its Process Systems division from the Drilling & Production Systems (DPS) segment to a newly formed business segment, Process & Compression Systems (PCS), in order to enhance the Company's processing solutions for customers involved in the exploration, production, storage and transmission of crude oil and natural gas. PCS also includes the businesses that were previously part of the Compression Systems segment. All financial data included in this Management's Discussion and Analysis of Financial Condition and Results of Operations relating to DPS and PCS have been retrospectively revised based on the new segment structure of the Company. The Company's other business segment is Valves & Measurement (V&M).

The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Products within this segment include surface and subsea production systems, blowout preventers (BOPs), drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling riser and aftermarket parts and services. Customers include oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit® valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems. Customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

The PCS segment includes businesses that provide oil and gas separation equipment, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. The Company's process and compression equipment is used by oil and gas producers and processors, gas transmission companies, compression leasing companies, independent power producers, petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

EXPOSURE TO DEEPWATER MARKETS

Based upon the Company's broad portfolio of products, the Company has a significant presence in the offshore oil and gas drilling, production and infrastructure market. Cameron provides BOPs, drilling and production risers, subsea production systems, oil and gas separation equipment, chokes, valves and compression equipment to the offshore market. In fact, six of the Company's eleven divisions participate in this market. Approximately 41% of the Company's 2010 revenues was derived from the deepwater market.

EXPOSURE TO INTERNATIONAL MARKETS

Revenues for the years ended December 31, 2010, 2009 and 2008 were generated from shipments to the following regions of the world:

Region ($ millions)	2010	2009	2008
North America	$ 2,491.3	$ 2,032.5	$ 2,066.7
South America	524.7	504.3	438.6
Asia, including Middle East	1,178.2	1,042.1	1,097.8
Africa	1,182.4	684.5	696.5
Europe	655.2	789.7	1,267.7
Other	103.0	170.1	281.6
	$ 6,134.8	$ 5,223.2	$ 5,848.9

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, may include forward-looking statements regarding future market strength, customer spending and order levels, revenues and earnings of the Company, as well as expectations regarding equipment deliveries, margins, profitability, the ability to control and reduce raw material, overhead and operating costs, cash generated from operations, legal fees and costs associated with a number of lawsuits filed against the Company in connection with the Deepwater Horizon matter, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea and drilling projects it has been awarded; the possibility of cancellations of orders in backlog; the Company's ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business, including the ability of companies to obtain drilling permits following the lifting of a temporary moratorium imposed by the United States government on drilling activities in deepwater areas of the Gulf of Mexico; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers' spending levels and their related purchases of the Company's products and services. As a result, changes in oil and gas price expectations may impact the demand for the Company's products and services and the Company's financial results due to changes in cost structure, staffing and spending levels the Company makes in response thereto. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public disclosure of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to costs to be incurred on projects where the Company utilizes accounting rules for construction-type and production-type contracts for revenue recognition, warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

CRITICAL ACCOUNTING POLICIES

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

REVENUE RECOGNITION – The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on these contracts are recorded in full in the period in which they become evident.

Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and can materially impact the Company's future period earnings. Approximately 36%, 28% and 28% of the Company's revenues for the years ended December 31, 2010, 2009 and 2008, respectively, were recognized under accounting rules for construction-type and production-type contracts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. See Note 4 of the Notes to Consolidated Financial Statements for additional information relating to the Company's allowance for doubtful accounts.

INVENTORIES – The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories generally located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories generally located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical usage of such inventory. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. If future conditions cause a reduction in the Company's current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required. Additional information relating to the Company's allowance for obsolete and excess inventory may be found in Note 5 of the Notes to Consolidated Financial Statements.

GOODWILL – The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. The estimated fair value of each reporting unit is determined using discounted future expected cash flows (level 3 observable inputs) or other market related valuation models consistent with the accounting guidance for fair value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate. Generally, this review is conducted during the first quarter of each annual period. Based upon the most recent annual evaluation, no impairment of goodwill was required. At December 31, 2010, goodwill recorded by the Company was approximately $1.5 billion. Should the Company's estimate of the fair value of any of its reporting units decline dramatically in future periods due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow or market valuation levels of the Company or any of its reporting units, an impairment of goodwill could be required. Additional information relating to the Company's goodwill may be found in Note 6 of the Notes to Consolidated Financial Statements.

PRODUCT WARRANTY – The Company provides for the estimated cost of product warranties either at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 7 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

CONTINGENCIES – The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

UNCERTAIN TAX POSITIONS – The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules. Rulings from tax authorities on the validity and amounts allowed for uncertain tax positions taken in current and previous income tax filings could impact the Company's estimate of the value of its uncertain tax positions in those filings. Changes in the Company's estimates are recognized as an increase or decrease in income tax expense in the period determined. See Note 12 of the Notes to Consolidated Financial Statements for further information.

DEFERRED TAX ASSETS – The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered all available evidence in assessing the need for valuation allowances, including future taxable income and ongoing prudent and feasible tax planning strategies. Accordingly, the Company has recorded valuation allowances against certain of its deferred tax assets as of December 31, 2010. In the event the Company were to determine that it would not be able to realize all or a part of its deferred tax assets in the future, an adjustment to the valuation allowances against these deferred tax assets would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts previously earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it would be required to change the amount of deferred income taxes that are currently recorded. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on amounts considered to be permanently reinvested.

DERIVATIVE FINANCIAL INSTRUMENTS – The Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Under the accounting requirements on derivatives and hedging, hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2010, 2009 and 2008 have not been material. The Company may at times also use forward or option contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability. At December 31, 2010, the Company also had in place fixed-to-floating rate interest rate swaps on a portion of its long-term fixed rate debt. Changes in the fair value of these contracts are reflected as an increase or decrease in interest expense as incurred.

The determination of the effectiveness or ineffectiveness of many of the Company's derivative contracts that are accounted for as cash flow hedges is dependent to a large degree on estimates of the amount and timing of future anticipated cash flows associated with large projects or plant-wide inventory purchasing programs. These estimates may change over time as circumstances change or may vary significantly from final actual cash flows. Changes in these estimates that result in the derivative contracts no longer effectively offsetting the expected or actual changes in the anticipated cash flows could impact the amount of the change in the fair value of the derivative contracts that must be recognized immediately in earnings each period.

At December 31, 2010, the Company had a net asset totaling $5.1 million recorded in its Consolidated Balance Sheet reflecting the fair value of all open derivative contracts at that date and expects approximately $5.5 million (net of tax) of accumulated other elements of comprehensive income to be recognized as a reduction in earnings during 2011.

PENSION AND POSTRETIREMENT BENEFITS ACCOUNTING – The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans was December 31, 2010. The assumptions used in calculating the pension amounts recognized in the Company's consolidated financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company based the discount rate assumptions of its defined benefit pension plan in the United Kingdom on the average yield at December 31, 2010 of a hypothetical high-quality bond portfolio (rated AA- or better) with maturities that approximately matched the estimated cash flow needs of the plan. The Company's inflation assumption was based on an evaluation of external market indicators. The expected rate of return on plan assets was based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. During 2010, the plan assets increased in value by approximately $24.4 million. The difference between this actual return and an estimated growth in the value of those assets of $15.8 million will be deferred in accumulated other elements of comprehensive income and amortized as a reduction to expense over the remaining service life of the plan participants. Retirement and mortality rates were based primarily on actuarial tables that are thought to approximate actual plan experience. In accordance with the accounting requirements for retirement plans, actual results that differ from these assumptions are recorded in accumulated other elements of comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. At December 31, 2010, the Company had an after-tax actuarial loss, net of pension credits, totaling $51.5 million that will be amortized as an increase in future pension expense. While the

Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans. In connection with a curtailment of future benefits from these plans, effective as of December 31, 2007, and an initial settlement during 2007 of certain existing obligations of the plans relating primarily to participants who were no longer active employees at that time, the Company recorded a $35.7 million charge for the year in its 2007 consolidated results of operations. A final charge of approximately $26.2 million was recognized in 2008, in connection with the settlement of the remaining obligations of the plans, primarily to participants who were active employees of the Company during 2008.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2011 and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2010 for the Company's most significant remaining pension plan, the United Kingdom pension plan:

($ millions)	**Increase (decrease) in 2011 pre-tax pension expense**	**Increase (decrease) in PBO at December 31, 2010**
Change in Assumption:		
25 basis point decrease in discount rate	**$ 1.2**	**$ 12.2**
25 basis point increase in discount rate	**$ (1.2)**	**$ (10.7)**
25 basis point decrease in expected return on assets	**$ 0.6**	**$ –**
25 basis point increase in expected return on assets	**$ (0.6)**	**$ –**

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2010	2009	2008
Revenues	**100%**	100%	100%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**68.7**	67.8	70.6
Selling and administrative expenses	**14.0**	13.7	11.4
Depreciation and amortization	**3.3**	3.0	2.3
Interest income	**(0.1)**	(0.1)	(0.5)
Interest expense	**1.3**	1.8	1.2
Other costs	**0.8**	1.5	-
Charge for pension plan termination	–	–	0.4
Total costs and expenses	**88.0**	87.7	85.4
Income before income taxes	**12.0**	12.3	14.6
Income tax provision	**(2.8)**	(3.2)	(4.7)
Net income	**9.2%**	9.1%	9.9%

RECENT MARKET CONDITIONS

Information related to a measure of drilling activity and certain commodity spot and futures prices during each year and the number of available deepwater floaters at the end of each period follows:

	Year Ended December 31,		Increase (Decrease)	
Drilling activity (average number of working rigs during period)[1]:	**2010**	2009	Amount	%
United States	**1,540**	1,086	454	41.8%
Canada	**351**	221	130	58.8%
Rest of world	**1,094**	997	97	9.7%
Global average rig count	**2,985**	2,304	681	29.6%
Commodity prices (average of daily U.S. dollar prices per unit during period)[2]:				
West Texas Intermediate Cushing, OK crude spot price per barrel in U.S. dollars	**$79.51**	$61.99	$17.52	28.3%
Henry Hub natural gas spot price per MMBtu in U.S. dollars	**$4.37**	$3.94	$0.43	10.9%
Twelve-month futures strip price (U.S. dollar amount at period end)[2]:				
West Texas Intermediate Cushing, OK crude oil contract (per barrel)	**$93.68**	$82.15	$11.53	14.0%
Henry Hub Natural Gas contract (per MMBtu)	**$4.64**	$5.87	$(1.23)	(21.0)%
Number of deepwater floaters and semis under contract in competitive major markets at period end: [3]				
U.S. Gulf of Mexico	**31**	35	(4)	(11.4)%
Northwestern Europe	**34**	34	-	-
West Africa	**24**	28	(4)	(14.3)%
Southeast Asia and Australia	**27**	24	3	12.5%

[1] Based on average monthly rig count data from Baker Hughes
[2] Source: Bloomberg
[3] Source: ODS – Petrodata Ltd.

The average number of worldwide operating rigs increased during 2010 due largely to increased activity levels in North America. Outside of North America, average 2010 rig counts also increased modestly in all other major regions of the world as compared to 2009. Rig count levels worldwide have generally been on an upward trend since the second quarter of 2009, when levels bottomed out below 2,000 operating rigs, levels last seen during 2003, following a steep decline that started during the fourth quarter of 2008.

Crude oil prices (West Texas Intermediate, Cushing, OK) were relatively stable during 2010, trending upward slightly for the year to an average of $79.51 per barrel, with most of the increase from the beginning-of-the-year price to the end-of-the-year price occurring during the last six weeks of the year. Crude oil prices rose sharply throughout 2009, increasing by more than 70% from the beginning of the year to the end of the year, resulting in an average price during 2009 of $61.99 per barrel.

Natural gas (Henry Hub) prices trended downward during 2010 and during much of 2009 as compared to price levels at the beginning of both periods, although prices spiked sharply during the final month of 2009. This end-of-year increase during 2009 resulted in the average price during 2010 being 10.9% higher than the average price during 2009, despite daily prices having declined throughout much of 2010. Should the 12-month futures strip price for natural gas stay at currently depressed levels for a long period of time, the portion of the North American rig count directed to gas drilling could decline, which could impact the Company's future order flow.

Historically, the level of capital expenditures by the Company's customers, which impacts demand for much of the Company's products and services, has been affected by the level of drilling, exploration and production activity as well as the price of oil and natural gas. The recent changes in crude oil and natural gas prices and expectations of future prices may affect the future capital spending plans of certain of the Company's customers.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS – 2010 COMPARED TO 2009

Net income for 2010 totaled $562.9 million, or $2.27 per diluted share, compared to net income for 2009 of $475.5 million, or $2.11 per diluted share. Total revenues for the Company increased by $911.6 million, or 17.5%, from 2009 to 2010. Nearly 59% of the increase was attributable to the incremental impact of revenues from businesses acquired since the beginning of 2009. Absent the effect of newly acquired businesses, consolidated revenues increased 7.3% as higher sales in all DPS segment product lines more than offset declines in V&M and PCS segment sales.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) increased from 67.8% in 2009 to 68.7% for 2010. References to margins in the Management's Discussion and Analysis of Financial Condition and Results of Operations refers to Revenues minus Cost of Sales (exclusive of depreciation and amortization) as shown separately on the Company's Consolidated Results of Operations Statement for each of the three years in the period ended December 31, 2010. The increase was due largely to (i) an increased mix of lower-margin subsea revenues in the DPS segment in relation to other product lines that carry higher margins and (ii) the impact from businesses acquired since the beginning of 2009, which in aggregate carry higher cost of sales-to-revenues ratios than the Company's existing businesses (approximately a 0.3 percentage-point increase).

Selling and administrative expenses increased $146.7 million, or 20.5%, during 2010 as compared to 2009, due mainly to (i) approximately $69.0 million of incremental costs added from businesses acquired since the beginning of 2009 and (ii) $103.0 million of higher employee and facility-related costs. This increase has been partially offset by a $26.0 million reduction in bad debt expense due mainly to provisions recorded during 2009 or earlier periods relating to uncertainties regarding collections, a portion of which was reversed during 2010 as payments were eventually received.

Depreciation and amortization increased $45.0 million, or 28.7%, during 2010 as compared to 2009. Almost 90% of the increase was due to the incremental amounts associated with businesses acquired since the beginning of 2009.

Interest expense declined $10.2 million from 2009 to 2010. The decrease was due primarily to (i) $6.0 million of incremental benefit associated with the Company's interest rate swaps and (ii) a $2.0 million reduction in expense due to the payoff of the remaining portion of the Company's 1.5% convertible debentures during 2009.

During 2010, the Company incurred $47.2 million of costs in connection with:

- the integration of the operations of NATCO, acquired in November 2009, into the operations of the Company, primarily reflecting the costs associated with converting NATCO's legacy operations to the Company's SAP information systems, totaling approximately $22.0 million,
- $12.5 million of legal costs incurred during the year in connection with the Deepwater Horizon matter, and
- $12.7 million of acquisition, employee severance and other restructuring costs incurred in response to changes in market conditions.

Included in operating results for 2009 were employee severance and related benefit costs from workforce reductions during the year, as well as certain other restructuring and acquisition-related costs, including costs incurred to acquire NATCO, totaling in aggregate $81.6 million.

The Company's effective tax rate for 2010 was 23.2% compared to 26.0% during 2009. The decrease in the effective tax rate primarily relates to changes in the Company's international structure that were begun in 2009.

Segment Results – 2010 Compared to 2009	**Year Ended December 31,**		Increase (Decrease)	
DPS Segment ($ millions)	**2010**	2009[1]	$	%
Revenues	**$ 3,718.3**	$ 3,110.5	$ 607.8	19.5 %
Income before income taxes	**$ 666.7**	$ 574.7	$ 92.0	16.0 %
Income before income taxes as a percent of revenues	**17.9%**	18.5%	N/A	(0.6) %
Orders	**$ 2,967.2**	$ 2,875.1	$ 92.1	3.2 %
Backlog (at period-end)	**$ 3,195.9**	$ 4,019.3	$ (823.4)	(20.5)%

[1] Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

REVENUES

Approximately 12% of the increase in revenues in 2010 compared to 2009 was due to incremental revenues from businesses acquired since the beginning of 2009. Absent the effect of these newly acquired businesses, revenues increased approximately 17%. Nearly 83% of this increase was due to a 37% increase in subsea equipment sales, primarily related to projects offshore West Africa and in the Gulf of Mexico. A 6% increase in drilling equipment sales, due to higher demand for spares and repair services and the impact of prior-year orders on current-year deliveries, as well as a 3% increase in surface equipment sales, due mainly to higher demand in the United States for aftermarket parts and services, accounted for the remainder of the increase.

INCOME BEFORE INCOME TAXES AS A PERCENT OF REVENUES

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to an increase of 1.9 percentage points in the ratio of cost of sales to revenues due mainly to an increased mix of lower-margin subsea revenues as compared to higher-margin drilling and surface revenues in 2010 as compared to 2009.

This increase was partially offset by a decrease of 1.1 percentage points in the ratio of selling and administrative expenses to revenues and a decrease of 0.2 percentage points in the ratio of depreciation and amortization to revenues, due mainly to the growth in revenues, which increased at a greater pace than the related costs. The increase in selling and administrative costs was mitigated by a reduction of $17.9 million in bad debt expense in 2010 as compared to 2009, due mainly to provisions recorded during 2009 or earlier periods relating to uncertainties regarding collections, a portion of which was reversed during 2010 as payments were eventually received.

ORDERS

Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased approximately 1% in 2010 as compared to 2009. A 25% increase in orders for drilling equipment and a 17% increase in orders for surface equipment were largely offset by a 19% decline in subsea orders, mainly as a result of a new frame agreement for future delivery of subsea trees for projects offshore Brazil, valued at $300 million, entered into during 2009 that did not repeat during 2010. The increased drilling equipment orders largely reflected higher demand for spares and repair services, as well as new land and surface blowout preventers. Increased activity levels, due largely to shale gas opportunities in the United States, was the primary driver for the increase in demand for surface equipment during 2010.

BACKLOG (at period-end)

Backlog at December 31, 2010, was down more than 20% from the comparable level at December 31, 2009, due mainly to declines in backlog levels for subsea and drilling projects as new orders did not keep pace with shipment and project activity levels during 2010.

Segment Results – 2010 Compared to 2009	**Year Ended December 31,**		Increase (Decrease)	
V&M Segment ($ millions)	**2010**	2009	$	%
Revenues	**$ 1,273.3**	$ 1,194.7	$ 78.6	6.6 %
Income before income taxes	**$ 188.0**	$ 211.3	$ (23.3)	(11.0)%
Income before income taxes as a percent of revenues	**14.8%**	17.7%	N/A	(2.9)%
Orders	**$ 1,579.2**	$ 1,004.1	$ 575.1	57.3 %
Backlog (at period-end)	**$ 833.8**	$ 547.1	$ 286.7	52.4 %

REVENUES

Absent the effect of businesses acquired since the beginning of 2009, revenues declined approximately 3% during 2010 as compared to 2009. This decrease was due primarily to an 18% decrease in sales of engineered valves as a result of the low backlog levels existing at the beginning of 2010 as compared to the beginning of 2009. This decrease was partially offset by a 32% increase in sales of distributed valves, due largely to higher 2010 activity levels in the North American shale regions.

INCOME BEFORE INCOME TAXES AS A PERCENT OF REVENUES

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to a 3.0 percentage-point increase in the ratio of selling and administrative costs to revenues, due mainly to (i) the higher relationship of costs to revenues of newly acquired businesses and (ii) increases in employee-related costs during the period in relation to a decline in revenues.

ORDERS

Businesses acquired since the beginning of 2009 accounted for approximately 20% of the increase in orders during 2010. The other primary drivers for the increase were:

- a 46% increase in orders for engineered valves, primarily related to awards for major gas pipeline construction projects in the Middle East and offshore Western Australia, as well as stronger market fundamentals in 2010 in North America,
- an 82% increase in orders for distributed valves and a 24% increase in measurement equipment orders, due mainly to higher North American activity levels, and
- a 39% increase in process valve orders resulting mainly from large refinery and pipeline projects in China and Australia along with higher North American activity levels.

BACKLOG (at period-end)

Backlog levels for the V&M segment were up 52% from December 31, 2009 due to improved demand in all major product lines and the impact of backlog added from newly acquired businesses.

Segment Results – 2010 Compared to 2009	**Year Ended December 31,**		Increase (Decrease)	
PCS Segment ($ millions)	**2010**	2009[1]	$	%
Revenues	**$ 1,143.2**	$ 918.0	$ 225.2	24.5 %
Income before income taxes	**$ 131.9**	$ 147.4	$ (15.5)	(10.5)%
Income before income taxes as a percent of revenues	**11.5%**	16.1%	N/A	(4.6)%
Orders	**$ 1,244.1**	$ 716.0	$ 528.1	73.8 %
Backlog (at period-end)	**$ 787.4**	$ 623.4	$ 164.0	26.3 %

[1] Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

REVENUES

Excluding the impact of businesses acquired since the beginning of 2009, segment revenues decreased nearly 17% in 2010 as compared to 2009. The decrease was due mainly to:

- a 24% decrease in sales of centrifugal compression equipment during 2010 as compared to 2009, mainly resulting from weak global economic conditions and order levels during late 2008 and 2009 that negatively impacted 2010 shipments,
- a 19% decline in the sales value of reciprocating compression equipment, due mainly to a decline in demand in North America during 2009 for Ajax units, which impacted 2010 shipments, and a mix shift from higher-value packaged Superior compressors to lower-value smaller compressor units in 2010, and
- a 5% decline in sales of legacy process applications, due mainly to weaker order levels in 2009, which impacted 2010 activity and shipment levels.

INCOME BEFORE INCOME TAXES AS A PERCENT OF REVENUES

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- a 2.7 percentage-point increase in the ratio of selling and administrative costs to revenues, due largely to the impact of employee-related cost increases in the process, reciprocating and centrifugal compression product lines, and
- an increase of 2.4 percentage points in the ratio of depreciation and amortization to revenues, due mainly to additional depreciation and amortization associated with businesses acquired since the beginning of 2009 and the impact of lower revenues in relation to the relatively flat depreciation and amortization levels from the remaining operations.

This was partially offset by a decline of 0.6 percentage points in the ratio of cost of sales to revenues during 2010, due mainly to the sale of aftermarket inventory and certain intangible assets associated with a compressor line that is no longer produced by the Company and for which no new units have been sold since the 1990s.

ORDERS

Excluding the impact of businesses acquired since the beginning of 2009, order levels for the segment increased nearly 37% in 2010 as compared to 2009. The increase was due mainly to:

- a 55% increase in process systems orders, due largely to higher demand for new oil and gas separation applications,
- a 36% increase in orders for centrifugal compression equipment, mainly related to increased global demand across all major regions for new unit Plant Air and Engineered Air equipment and aftermarket parts and services, largely as a result of improving industrial economic conditions, and
- a 23% increase in reciprocating compression equipment orders, mainly attributable to an increase in new unit orders for Superior compressors and increased aftermarket parts sales in the United States and South America.

BACKLOG (at period-end)

Reciprocating compression equipment backlog was up 72% at December 31, 2010 as compared to December 31, 2009, due largely to the higher order levels during 2010 for new Superior compressors. Increased demand during 2010 for new plant air and engineering units was largely responsible for a nearly 26% increase in centrifugal compression equipment backlog levels and stronger demand during 2010 for process systems solutions resulted in an 18% increase in backlog in that product line at December 31, 2010 as compared to December 31, 2009.

CORPORATE SEGMENT

The loss before income taxes in the Corporate segment decreased by $37.3 million from 2009 to 2010. This decrease was due primarily to $81.6 million of employee severance and restructuring expense, as well as acquisition-related costs, incurred during 2009 in comparison to $47.2 million of costs incurred during 2010 for integrating the operations of NATCO, acquired in 2009, with the existing operations of the Company, legal costs associated with the Deepwater Horizon matter and other employee severance and restructuring activities during the year.

CONSOLIDATED RESULTS – 2009 COMPARED TO 2008

The Company's net income for 2009 totaled $475.5 million, or $2.11 per diluted share, compared to $580.7 million, or $2.54 per diluted share in 2008. Revenues for 2009 decreased $625.7 million, or 10.7%, from 2008. The decline in revenues primarily reflected the weakness in global market conditions during 2009. These decreases were partially offset by approximately $124.6 million of revenues added during 2009 from businesses acquired since the beginning of 2008.

During 2009, nearly 43% of the Company's third-party revenue was reflected in entities with functional currencies other than the U.S. dollar. In translating these entities' functional currency income statements to U.S. dollars for consolidation purposes, an increase in the value of the U.S. dollar compared to the applicable functional currency would result in a lower amount of U.S. dollar revenues and costs for the same amount of functional currency revenues and costs. The net effect of a stronger U.S. dollar against many of these other foreign currencies accounted for approximately 19% of the total decrease in the Company's revenues for 2009 as compared to 2008.

As a percent of revenues, cost of sales (exclusive of depreciation and amortization) decreased from 70.6% in 2008 to 67.8% in 2009. The decrease in the ratio of cost of sales to revenues was due to improved margins in the DPS segment, primarily related to major drilling, subsea and process systems projects (approximately a 3.3 percentage-point decrease in the ratio). This was partially offset by a mix shift involving V&M and PCS segment sales, which added approximately 0.6 percentage points to the ratio of cost of sales to revenues.

Selling and administrative expenses for 2009 increased $47.3 million, or 7.1% from 2008. As a percentage of revenues, selling and administrative expenses increased from 11.4% in 2008 to 13.7% in 2009. Nearly 20% of the increase was attributable to the incremental impact on costs from newly acquired businesses, partially offset by the impact of a stronger U.S. dollar on the translation of selling and administrative expenses incurred by the Company's foreign subsidiaries. Excluding these effects, the remaining increase was mainly attributable to:

- provisions for doubtful accounts totaling $9.7 million relating to uncertainties regarding collection of receivables,
- a $7.5 million write-down related to a receivable associated with the 2006 sale of the Company's interest in its Iranian joint venture, and
- increased advisory and litigation costs of approximately $16.5 million.

Depreciation expense increased $16.0 million year-over-year as a result of increased capital spending, primarily related to new and expanded facilities in various international locations and for new machinery and equipment. Amortization expense increased $8.5 million, primarily due to additional amortization from certain acquired intangible assets as well as higher capital spending on the Company's enterprise-wide information technology assets.

Interest income declined by $21.4 million, or 78.4%, due primarily to lower short-term interest rates during 2009 as compared to 2008.

Interest expense increased during 2009 by $22.1 million, due primarily to $22.3 million of additional interest associated with the issuance of $450.0 million of 6.375% senior notes and $300.0 million of 7.0% senior notes in June 2008.

During 2009, the Company incurred a total of $81.6 million of restructuring expenses, including:

- $62.2 million associated with employee severance and various world-wide restructuring activities taken to ensure the Company's cost structure is in line with the Company's expectation of activity levels and
- $19.4 million of costs incurred in connection with the November 2009 acquisition of NATCO Group Inc.

During 2007, the Company announced its intention to terminate its U.S. defined benefit pension plans, effective as of December 31, 2007. In connection with the plans' curtailment and the settlement during 2007 of a portion of the existing plan obligations associated with participants who were no longer active employees of the Company at that time, an initial settlement charge of $35.7 million was taken during the year ended December 31, 2007. A final settlement charge of $26.2 million was taken during the year ended December 31, 2008 associated with the settlement of all remaining plan obligations associated with participants who were active employees of the Company during 2008 and any others who were not covered by the initial settlement of plan obligations made in 2007.

The effective tax rates for 2009 and 2008 were 26.0% and 31.8%, respectively. The tax provision for 2009 was reduced for certain discrete items totaling $21.1 million associated mainly with a net reduction in reserves for uncertain tax positions primarily related to settlements with tax authorities, reductions in valuation allowances related to losses incurred in prior years and certain other adjustments. Absent these items, the effective tax rate for 2009 would have been 29.3%. The decrease in the effective tax rate before discrete items for 2009 as compared to 2008 was due primarily to changes in the Company's international structure implemented during 2009.

Segment Results – 2009 Compared to 2008	Year Ended December 31,		Increase (Decrease)	
DPS Segment ($ millions)	2009[1]	2008[1]	$	%
Revenues	$ 3,110.5	$ 3,485.3	$ (374.8)	(10.8)%
Income before income taxes	$ 574.7	$ 599.3	$ (24.6)	(4.1)%
Income before income taxes as a percent of revenues	18.5%	17.2%	N/A	1.3 %
Orders	$ 2,875.1	$ 4,999.3	$(2,124.2)	(42.5)%
Backlog (at period-end)	$ 4,019.3	$ 4,200.4	$ (181.1)	(4.3)%

[1] Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

REVENUES

The decrease in DPS segment revenues was mainly due to:

- a 17% decline in surface equipment sales, which accounted for approximately 56% of the decrease in total segment sales, resulting from lower sales levels in all major regions of the world, except Latin America, due to the impact of lower commodity prices on activity levels,
- a 9% decrease in drilling equipment sales primarily as a result of lower deliveries for major rig construction projects in 2009 as compared to 2008 and lower demand for drilling riser, and
- a 4% decrease in sales of subsea equipment due mainly to lower shipments and activity levels for large projects offshore Egypt and Western Australia, partially offset by increased shipments and activity related to a large field offshore Eastern Canada.

INCOME BEFORE INCOME TAXES AS A PERCENT OF REVENUES

The increase in the ratio of income before income taxes as a percent of revenues was due primarily to a decrease of 4.5 percentage points in the ratio of cost of sales to revenues largely related to improved margins on major rig construction and subsea development projects.

Partially offsetting this increase was the impact of higher costs in relation to declining revenues, totaling 2.4 percentage points for selling and administrative expenses and 0.8 percentage points for depreciation and amortization. The increase in selling and administrative expenses was mainly due to:

- a $7.2 million increase in the provision for doubtful accounts,
- a $7.5 million write-down related to a receivable associated with the 2006 sale of the Company's interest in its Iranian joint venture,
- higher advisory and litigation costs of $11.1 million, and
- higher employee-related costs due to headcount increases, primarily in the segment's subsea business, and the incremental impact of costs added from newly acquired businesses.

The increase in depreciation and amortization expense was attributable to the incremental impact of costs added from newly acquired businesses with the remainder largely due to increased capital spending on new and expanded facilities in Romania, Malaysia, Brazil, Singapore and Azerbaijan.

ORDERS

Excluding the impact of newly acquired businesses, order levels for the segment decreased 43% in 2009 as compared to 2008. The primary drivers for the decrease were:

- a 48% decline in subsea equipment orders, accounting for approximately 60% of the decrease in total segment orders for 2009 as compared to 2008, primarily due to orders received in 2008 relating to two large projects offshore West Africa as well as a project offshore Eastern Canada amounting to nearly $1.7 billion in total, compared to two large orders received in 2009 to provide a number of trees and other equipment to projects offshore Brazil and in the Gulf of Mexico totaling approximately $618 million,
- a 49% decrease in drilling equipment orders due largely to a lower level of activity with regard to new deepwater rig construction projects and lower levels of awards for new land and aftermarket equipment, and
- a 27% decrease in surface equipment orders as a result of the impact of lower commodity prices on activity levels, which negatively impacted demand from all major regions of the world.

BACKLOG (at period-end)

A decline in drilling and surface equipment backlog from December 31, 2008 to December 31, 2009, resulting from depressed 2009 order levels, was partially offset by increased backlog in the subsea product line as order rates exceeded the low shipment levels during 2009.

Segment Results – 2009 Compared to 2008	Year Ended December 31,		Decrease	
V&M Segment ($ millions)	2009	2008	$	%
Revenues	$ 1,194.7	$ 1,473.2	$ (278.5)	(18.9)%
Income before income taxes	$ 211.3	$ 301.4	$ (90.1)	(29.9)%
Income before income taxes as a percent of revenues	17.7%	20.5%	N/A	(2.8)%
Orders	$ 1,004.1	$ 1,573.5	$ (569.4)	(36.2)%
Backlog (at period-end)	$ 547.1	$ 749.2	$ (202.1)	(27.0)%

REVENUES

Excluding the incremental impact of additional revenues from businesses acquired since the beginning of 2008, revenues for the segment's legacy businesses declined 20.1% in 2009. This decrease was attributable to:

- a 42% decrease in sales of distributed valves from the record levels of 2008 due to weakness in the North American markets during much of 2009, which accounted for 59% of the decrease in legacy V&M sales,
- an 11% decrease in sales of engineered valves due largely to market weakness in Canada and the United States and customer delays on pipeline construction projects,
- a 9% decline in sales of process valves reflecting lower awards for refinery and petrochemical projects, and
- a 14% decrease in sales of measurement products due largely to weaker market conditions in the United States, Canada and the United Kingdom.

INCOME BEFORE INCOME TAXES AS A PERCENT OF REVENUES

The decrease in the ratio of income before income taxes as a percent of revenues was due primarily to:

- a 2.3 percentage-point increase in the ratio of selling and administrative costs to revenues, due largely to (i) the higher relationship of costs to revenues from newly acquired businesses and (ii) the impact of legacy costs which did not decline at the same pace as the decline in legacy revenues, and
- a 0.8 percentage-point increase in the ratio of depreciation and amortization to revenues, due mainly to the impact of a $4.0 million increase in depreciation and amortization resulting from higher capital spending in recent periods by the segment's engineered valves business, mainly for projects in Italy and the United States, and the incremental impact of newly acquired businesses in relation to the decline in revenues.

These increases were partially offset by a 0.4 percentage-point decrease in the ratio of cost of sales to revenues due primarily to a mix shift toward a greater proportion of sales of higher-margin engineered valves, process valves and aftermarket parts and services (which reduced the cost of sales-to-revenue ratio by 3.2 percentage points) partially offset by the impact of lower distributed product margins, which increased the cost of sales-to-revenues ratio by 2.8 percentage points.

ORDERS

A 54% decline in distributed valve orders and a 34% decline in orders for engineered valves accounted for 79% of the decrease in total segment orders during 2009 as compared to 2008. Distributed valve orders were negatively impacted during 2009 by weak market conditions and activity levels in the United States and Canada. The downturn in the North American market and delays in the startup of major pipeline construction projects resulted in the lower level of awards for engineered valves during the year. Orders for process valves declined 32% as a result of a slowdown in projects supporting refinery and petrochemical applications. Additionally, excluding the incremental effect of orders from newly acquired businesses, weakness in the drilling and production markets resulted in a 26% decline in orders for legacy measurement products in the United States, Canada and the United Kingdom.

BACKLOG (at period-end)

Weak order levels during 2009 contributed to backlog declines in all major product lines from December 31, 2008 to December 31, 2009, with the decline in engineered valves accounting for nearly 53% of the decrease in total V&M backlog during the year.

Segment Results – 2009 Compared to 2008	Year Ended December 31,		Increase (Decrease)	
PCS Segment ($ millions)	2009	2008	$	%
Revenues	$ 918.0	$ 890.4	$ 27.6	3.1 %
Income before income taxes	$ 147.4	$ 142.6	$ 4.8	3.4 %
Income before income taxes as a percent of revenues	16.1%	16.0%	N/A	0.1 %
Orders	$ 716.0	$ 967.8	$ (251.8)	(26.0)%
Backlog (at period-end)	$ 623.4	$ 656.9	$ (33.5)	(5.1)%

[1] Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

REVENUES

Absent the effect of newly acquired businesses, PCS segment revenues declined nearly 4%. This decrease was mostly due to:

- a 5% decline in sales of reciprocating compression equipment, caused mainly by a 15% decrease in sales of Ajax units as a result of lower orders from North American packagers and lease fleet operators and a 14% decrease in reciprocating aftermarket revenues, primarily due to the impact on customers of lower natural gas prices for most of the year, partially offset by a 67% increase in sales of Superior Compressors, primarily due to higher project activity in Eastern Europe,
- a 1% decline in sales of centrifugal compression equipment, resulting from a 27% decrease in sales of new plant air equipment and a 6% decline in aftermarket revenues due to weak global market conditions during much of the current year, partially offset by an 11% increase in sales of engineered units, primarily for gas compression applications in Russia and the Middle East, which were ordered prior to the recent industry downturn, and
- a 5% decrease in sales of legacy process applications, due mainly to weaker activity levels.

INCOME BEFORE INCOME TAXES AS A PERCENT OF REVENUES

The increase in the ratio of income before income taxes as a percent of revenues was due primarily to a 0.4 percentage-point decrease in the ratio of costs of sales to revenues, due largely to an improvement in margins on projects related to process systems applications, partially offset by higher costs in the reciprocating product line.

This was partially offset by an increase of 0.3 percentage points in the ratio of depreciation and amortization expense to revenues, due to the incremental impact of costs from newly acquired businesses and higher levels of capital spending for machinery and equipment in recent periods.

ORDERS

Excluding the impact of newly acquired businesses, order levels for the segment decreased 31% in 2009 as compared to 2008. The decrease was due mainly to:

- a 43% decline in centrifugal compression equipment orders resulting from:
  - a 53% decrease in new engineered unit orders, due mainly to a slowdown in demand from international customers for projects requiring the use of air separation equipment,
  - a 37% decrease in awards for plant air equipment and a 22% decline in demand for aftermarket parts and services, resulting largely from weakness in the global industrial markets,
- a 25% decrease in reciprocating compression equipment orders as a result of:
  - a 46% decrease in orders for Ajax units and a 47% decrease in orders for Superior compressors, primarily from North American packagers and lease fleet operators, and
  - a 10% decrease in demand for aftermarket parts and services, which reflected weakness in natural gas prices for much of 2009 as well as lower customer maintenance activity levels, and
- a 21% decrease in orders for process systems, due to the lack of major project awards in 2009 as compared to 2008.

BACKLOG (at period-end)

Excluding the impact of backlog added from business acquired during 2009, PCS segment backlog declined by nearly 31% from December 31, 2008 to December 31, 2009, as a result of weak order levels during 2009 in all of the segment's product lines.

CORPORATE SEGMENT

The Corporate segment's loss before income taxes for 2009 totaled $290.6 million, an increase of $98.7 million from $191.9 million in 2008. The primary factors causing the increase were:

- restructuring expenses of $81.6 million in 2009 compared to a charge of $26.2 million in 2008 relating to the final settlement of the Company's U.S. defined benefit pension plans,
- higher interest expense of $22.1 million and
- lower interest income of $21.4 million.

These items are discussed in further detail in "Consolidated Results – 2009 Compared to 2008" above.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Net cash provided by operating activities for 2010 totaled $294.2 million, a decrease of $319.3 million from the $613.5 million of cash provided by operations during 2009.

Cash totaling $485.7 million was used to increase working capital during 2010 compared to $10.5 million during 2009, an increase of approximately $475.2 million. Partially offsetting this increase were higher net earnings for 2010 as compared to 2009 of $87.4 million.

During 2010, progress payments and cash advances from customers declined $224.8 million, due mainly to the lack of new major project orders and the consumption of previously received advances. Correspondingly, during 2009, progress payments and cash advances from customers had grown by $196.1 million. In addition, the Company's receivables increased by $81.4 million during 2010 as a result of higher sales levels during the latter part of the year compared to a reduction in receivables during 2009 of $165.2 million. This impact was mostly offset by a $217.1 million reduction in cash used to build inventory during 2010 as compared to 2009.

Cash used for investing activities was relatively consistent between 2010 and 2009 as a $40.2 million reduction in capital spending during 2010 was more than offset by cash totaling $40.9 million used to acquire two businesses during the year.

Cash used for financing activities declined by $83.0 million for 2010 as compared to 2009. During 2009, the Company paid $131.1 million to redeem the remaining portion of its 1.5% Convertible Debentures. During the first six months of 2010, the Company acquired 3,176,705 shares of treasury stock for a total cash cost of $124.0 million while 935,000 shares were purchased for $29.2 million during 2009. Given the uncertainty created by the litigation associated with the Deepwater Horizon matter (see Note 19 of the Notes to Consolidated Financial Statements), the Company temporarily suspended its stock repurchases beginning in the third quarter of 2010.

FUTURE LIQUIDITY REQUIREMENTS

At December 31, 2010, the Company had cash and cash equivalents on hand that exceeded its third-party debt by $539.7 million.

The Company has outstanding $500.0 million face value of 2.5% Convertible Debentures due in 2026. Under the terms of the debenture agreements, holders of the Company's 2.5% Convertible Debentures could require the Company to redeem them on June 15, 2011. Accordingly, the Company has classified these debentures in the current portion of long-term debt on its Consolidated Balance Sheet at December 31, 2010. At December 31, 2010, the 2.5% Convertible Debentures met the requirements to allow for conversion by the holders of the debt during the first quarter of 2011. Had the holders been able to elect to convert effective December 31, 2010, the Company could have been required to issue approximately 4.3 million shares of its common stock in satisfaction of the conversion value of the debentures in excess of their principal amount to be paid in cash, based on the closing price of the Company's common stock of $50.73 on that date.

On a longer-term basis, the Company issued $450.0 million of 6.375% 10-year Senior Notes and $300.0 million of 7.0% 30-year Senior Notes in June 2008.

In order to provide for additional financial capacity to meet customers' needs, the Company entered into a three-year $250.0 million committed multi-currency revolving letter of credit facility during 2010. Under this facility, standby letters of credit, generally with terms of up to two years, may be issued by a third-party bank on behalf of the Company in U.S. dollars, euros, Sterling or other mutually agreed-upon currencies.

The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions, that it will be able to meet its short- and longer-term liquidity needs, subject to the outcome of the contingency created by the litigation surrounding the Deepwater Horizon matter, with the existing $1.8 billion of cash on hand, expected cash flow from future operating activities and amounts available under its $250.0 million three-year multi-currency revolving letter of credit facility, which expires October 15, 2013, and its $585 million five-year multi-currency revolving credit facility, expiring on April 14, 2013.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2010.

($ millions)		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt (a)	$ 1,287.5	$ 520.7	$ 16.8	$ –	$ 750.0
Capital lease obligations (b)	14.6	6.3	6.8	1.5	–
Operating leases	218.4	43.1	69.1	47.3	58.9
Purchase obligations (c)	1,090.7	1,015.1	75.5	0.1	–
Minimum required contributions to funded defined benefit pension plans (d)	9.0	9.0	–	–	–
Benefit payments expected for unfunded pension and postretirement benefit plans (U.S. only)	17.7	2.5	4.4	3.8	7.0
Unrecognized tax benefits (e)	29.5	29.5	–	–	–
Total contractual cash obligations	$ 2,667.4	$ 1,626.2	$ 172.6	$ 52.7	$ 815.9

(a) See Note 10 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company's debentures, that would allow for early redemption of the 2.5% Convertible Debentures in 2011, as well as interest rates on the outstanding debt.
(b) Payments shown include interest.
(c) Represents outstanding purchase orders entered into in the ordinary course of business.
(d) The Company does not estimate its future minimum required contributions beyond one year. Due to the underfunded nature of the Company's defined benefit pension plans in the U.K., the Company may elect to contribute more than the minimum required amount to the plans during 2011.
(e) The balance shown represents the portion of the Company's unrecognized tax benefits recorded as a current liability at December 31, 2010. The remaining balance of unrecognized tax benefits totaling $38.9 million has been excluded from the table as the Company cannot reasonably estimate the timing of the associated future cash outflows.

($ millions)		Amount of Commitment Expiration by Period			
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Committed lines of credit available as of year-end	$ 729.1	$ 66.1	$ 663.0	$ –	$ –
Standby letters of credit and bank guarantees	840.4	494.9	220.0	98.8	26.7
Financial letters of credit	13.9	13.9	–	–	–
Insurance bonds	30.1	9.7	10.4	–	10.0
Other financial guarantees	18.1	2.3	–	–	15.8
Total commercial commitments	$ 1,631.6	$ 586.9	$ 893.4	$ 98.8	$ 52.5

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2010, the Company had $840.4 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2010 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

FACTORS THAT MAY AFFECT FINANCIAL CONDITION AND FUTURE RESULTS

THE DEEPWATER HORIZON MATTER MAY HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY.

See a more complete discussion of the Deepwater Horizon incident in Note 19 of the Notes to Consolidated Financial Statements.

The Deepwater Horizon matter has and will continue to have an impact on the Company for the foreseeable future. Preparation for and participation in the litigation and investigations regarding this matter will continue to divert Company resources and management's attention, as well as that of the Company's Drilling Systems division.

The Company derives a significant portion of its revenues from deepwater activities around the world. In fact, six of the Company's eleven divisions participate in this market. The new regulations imposed by the United States government on drilling activities in deepwater areas of the Gulf of Mexico could affect a portion of the Company's business and may cause customers who are involved in deepwater drilling in the Gulf of Mexico to face additional costs and regulations involving future drilling. While these regulations may decrease activity in the Gulf of Mexico, they also may require customers to purchase additional components and/or services currently available from the Company and could require the Company to develop new technologies. Similar regulations may be adopted in other jurisdictions where the Company and its customers do business. The Company may also be subject to future regulations regarding the development and testing of our equipment, including our blowout preventers, which may add to the manufacturing cost of such equipment. The Company may be unable to recover such additional costs through higher sales prices, which could negatively impact the Company's future profitability and cash flows. Other regions are currently considering similar regulations.

Additionally, this event may make it increasingly difficult for the industry to obtain adequate insurance on economic terms, if at all.

If our contractual indemnities are determined to be inapplicable, or the indemnitors fail or are unable to fulfill their contractual indemnity obligations, and if the damages and costs ultimately determined to be the Company's responsibility exceed our available insurance coverage, we could be liable for amounts which could have a material adverse impact on our financial condition, results of operations and cash flows.

AS A DESIGNER, MANUFACTURER, INSTALLER AND SERVICER OF OIL AND GAS PRESSURE CONTROL EQUIPMENT, THE COMPANY MAY BE SUBJECT TO LIABILITY, PERSONAL INJURY, PROPERTY DAMAGE AND ENVIRONMENTAL CONTAMINATION SHOULD SUCH EQUIPMENT FAIL TO PERFORM TO SPECIFICATIONS.

Cameron provides products and systems that serve customers involved in oil and gas exploration, development and production, as well as in certain industrial markets. Certain of the Company's equipment is designed to operate in high-temperature, high-pressure environments on land, on offshore platforms and on the seabed. Cameron also provides aftermarket parts and repair services at numerous facilities located around the world or at customer sites. Because of the extreme temperature and pressure environments that certain of the Company's equipment operates in, a failure of such equipment could cause damage to the equipment, damage to a customer's other property, personal injury and environmental contamination, whether onshore or offshore. In addition, improper servicing and maintenance of such equipment by Company service technicians or by other third parties can contribute to potential failures of the Company's equipment. Cameron is currently party to litigation involving personal injury, property damage and environmental contamination alleged to have been caused by failures of the Company's equipment.

In an attempt to mitigate such risks, the Company has invested in engineering and design tools and equipment to enable engineers to conduct product modeling and simulations. The Company also has a quality control program to examine materials received from third-party vendors prior to introducing such materials into the Company's own manufacturing process and tests its products prior to delivery. Additionally, the Company provides training to its service technicians and seeks to mitigate its financial risks from potential failure of its equipment by maintaining property and casualty insurance coverage, which includes coverage for sudden and accidental environmental pollution.

DOWNTURNS IN THE OIL AND GAS INDUSTRY HAVE HAD, AND WILL LIKELY IN THE FUTURE HAVE, A NEGATIVE EFFECT ON THE COMPANY'S SALES AND PROFITABILITY.

Demand for most of the Company's products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. As an example, the substantial decline in oil and gas prices which began during the latter half of 2008 and continued into early 2009, combined with the constricted credit markets during that time, caused reductions in orders by the Company's customers during 2009 which have, in certain cases, negatively impacted the Company's 2010 revenues and profitability.

THE INABILITY OF THE COMPANY TO DELIVER ITS BACKLOG ON TIME COULD AFFECT THE COMPANY'S FUTURE SALES AND PROFITABILITY AND ITS RELATIONSHIPS WITH ITS CUSTOMERS.

At December 31, 2010, the Company's backlog was $4.8 billion. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for large subsea projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company's financial performance and thus cause adverse changes in the market price of the Company's outstanding common stock and other publicly-traded financial instruments.

A DETERIORATION IN FUTURE EXPECTED PROFITABILITY OR CASH FLOWS COULD RESULT IN AN IMPAIRMENT OF THE COMPANY'S GOODWILL.

Total Cameron goodwill approximated $1.5 billion at December 31, 2010, a large portion of which was allocated to the Company's Process Systems division, which includes the majority of the NATCO operations acquired in 2009. As a result, any future deterioration in expected profitability or cash flows of the Company or its Process Systems division could negatively impact the estimated fair market values of both, which, if it were to occur, could increase the likelihood of a goodwill impairment charge being required. No goodwill impairment charge was required based on the Company's annual evaluation conducted in the first quarter of 2010.

EXECUTION OF SUBSEA SYSTEMS PROJECTS EXPOSES THE COMPANY TO RISKS NOT PRESENT IN ITS OTHER BUSINESSES.

Cameron is a significant participant in serving the subsea systems projects market. This market is significantly different from the Company's other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. The Company's subsea business unit received orders in the amount of $1.1 billion during 2010. Total backlog for the subsea business unit at December 31, 2010 was approximately $2.2 billion. To the extent the Company experiences unplanned efficiencies or difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be positively or negatively impacted. The Company accounts for its subsea projects, as well as separation and drilling projects, using accounting rules for construction-type and production-type contracts. In accordance with this guidance, the Company estimates the expected margin on these projects and recognizes this margin as units are completed. Factors that may affect future project costs and margins include the ability to properly execute the engineering and design phases consistent with our customers' expectations, production efficiencies obtained, and the availability and costs of labor, materials and subcomponents. These factors can significantly impact the accuracy of the Company's estimates and materially impact the Company's future period earnings. If the Company experiences cost underruns or overruns, the expected margin could increase or decline. In accordance with the accounting guidance, the Company would record a cumulative adjustment to increase or reduce the margin previously recorded on the related project in the period a change in estimate is determined. Subsea systems projects accounted for approximately 19.7% of total revenues for 2010. As of December 31, 2010, the Company had a subsea systems project backlog of approximately $1.5 billion.

FLUCTUATIONS IN WORLDWIDE CURRENCY MARKETS CAN IMPACT THE COMPANY'S PROFITABILITY.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom, Brazil and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the euro, the Brazilian real and certain Asian currencies, including the Singapore dollar. Alternatively, profitability is enhanced when the U.S. dollar strengthens against these same currencies.

THE COMPANY'S WORLDWIDE OPERATIONS EXPOSE IT TO ECONOMIC RISKS AND INSTABILITY DUE TO CHANGES IN ECONOMIC CONDITIONS, CIVIL UNREST, FOREIGN CURRENCY FLUCTUATIONS, TRADE AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS.

The economic risks of doing business on a worldwide basis include the following:

- volatility in general economic, social and political conditions, including Venezuela, where the Company has $57.7 million of unfilled subsea orders with and $20.9 million of uncollected receivables from its national oil company;
- the effects of civil unrest on the Company's business operations, customers and employees, such as currently occurring in several countries in the Middle East,
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- reductions in the number or capacity of qualified personnel.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

THE COMPANY'S WORLDWIDE OPERATIONS EXPOSE IT TO POLITICAL RISKS AND UNCERTAINTIES.

Doing business on a worldwide basis necessarily involves exposing the Company and its operations to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations include trade regulations, restrictions on repatriation of income or capital, and various anti-bribery laws, as well as local content rules and the ever-increasing regulatory burdens being imposed on the oil and gas industry in general, all of which expose the Company to potential liability. They also include restrictions on the industry in access to oil and gas reserves, as was recently imposed in the U.S. Gulf of Mexico.

Compliance with U.S. regulations on trade sanctions and embargoes poses a risk to Cameron since its business is conducted on a worldwide basis through various entities. Cameron has received a number of inquiries from U.S. governmental agencies regarding compliance with these regulations. The most recent of these inquiries was a March 25, 2009, letter from the Office of Global Security Risk of the U.S. Securities and Exchange Commission inquiring into the status of Cameron's non-U.S. entities' withdrawal from conducting business in or with Iran, Syria and Sudan, which begin in mid-2006 and has since been completed.

The Company does business and has operations in a number of developing countries that have relatively underdeveloped legal and regulatory systems when compared to more developed countries. Several of these countries are generally perceived as presenting a higher than normal risk of corruption, or as having a culture where requests for improper payments are not discouraged. Maintaining and administering an effective anti-bribery compliance program under the U.S. Foreign Corrupt Practices Act (FCPA) and similar statutes of other nations in these environments presents greater challenges to the Company than is the case in other, more developed countries. As discussed in Note 19 of the Notes to Consolidated Financial Statements, the Company has an open investigation into possible FCPA violations in connection with importation of equipment and supplies into Nigeria.

Increasingly, some of the Company's customers, particularly the national oil companies, have required a certain percentage, or an increased percentage, of local content in the products they buy directly or indirectly from the Company. This requires the Company to add to or expand manufacturing capabilities in certain countries that are presently without the necessary infrastructure or human resources in place to conduct business in a manner as typically done by Cameron. This increases the risk of untimely deliveries, cost overruns and defective products.

The Company recently underwent a Focused Assessment Audit regarding compliance with U.S. customs regulations and has also received inquiries regarding its compliance with certain such laws and regulations from several other countries.

Economic conditions around the world have resulted in decreased tax revenues for many governments, which could lead to changes in tax laws in countries where the Company does business, including the United States. Changes in tax laws could have a negative impact on the Company's future results.

THE COMPANY IS SUBJECT TO ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS THAT EXPOSE THE COMPANY TO POTENTIAL LIABILITY.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

ENACTED AND PROPOSED CLIMATE PROTECTION REGULATIONS AND LEGISLATION MAY IMPACT THE COMPANY'S OPERATIONS OR THOSE OF ITS CUSTOMERS.

In December 2009, the United States Environmental Protection Agency (EPA) announced a finding under the United States Clean Air Act that greenhouse gas emissions endanger public health and welfare. The EPA also enacted regulations in September 2009, which became effective January 1, 2010, requiring monitoring and reporting by certain facilities and companies of greenhouse gas emissions. Carbon emission reporting and reduction programs have also expanded in recent years at the state, regional and national levels with certain countries having already implemented various types of cap-and-trade programs aimed at reducing carbon emissions from companies that currently emit greenhouse gases, such as electric power generators and utilities.

To the extent Cameron is subject to any of these or other similar proposed or newly enacted laws and regulations, the Company expects that its efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase the Company's cost of doing business in certain jurisdictions, including the United States, and may require expenditures on a number of its facilities and possibly modification of certain of its compression products, which involve use of power generation equipment, in order to lower any direct or indirect emissions of greenhouse gases from those facilities and products.

To the extent the Company's customers, particularly those involved in power generation, petrochemical processing or petroleum refining, are subject to any of these or other similar proposed or newly enacted laws and regulations, the Company is exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at similar levels in certain jurisdictions as historically seen or as currently anticipated, which could negatively impact their demand for the Company's products and services.

The Company could also be impacted by new laws and regulations establishing cap-and-trade and those that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and bio-fuels or that are designed to increase energy efficiency. If the proposed or newly executed laws dampen demand for oil and gas production, they could lower spending by the Company's customers for the Company's products and services.

ENVIRONMENTAL REMEDIATION

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2010, the Company's consolidated balance sheet included a noncurrent liability of $6.8 million for environmental matters.

ENVIRONMENTAL SUSTAINABILITY

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company's facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company's facilities are classified as sites that generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites.

Under the direction of its corporate Director, Safety and Environment, Cameron has implemented a corporate "HSE Management System" based on the principles of ISO 14001 and OHSAS 18001. The HSE Management System contains a set of corporate standards that are required to be implemented and verified by each business unit. Cameron also has developed a corporate compliance audit program to address facility compliance with environmental, health and safety laws and regulations. The compliance program utilizes independent third-party auditors to audit facilities on a regular basis specific to country, region, and local legal requirements. Audit reports are circulated to the senior management of the Company and to the appropriate business unit. The compliance program requires corrective and preventative actions be taken by a facility to remedy all findings of non-compliance. Audit findings and corrective action plans are incorporated into and tracked on the corporate HSE data base.

MARKET RISK INFORMATION

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

FOREIGN CURRENCY EXCHANGE RATES

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates in these markets. Overall, for those locations where the Company is a net receiver of local non-U.S. dollar currencies, Cameron generally benefits from a weaker U.S. dollar with respect to those currencies. Alternatively, for those locations where the Company is a net payer of local non-U.S. dollar currencies, a weaker U.S. dollar with respect to those currencies will generally have an adverse impact on the Company's financial results. The impact on the Company's financial results of gains or losses arising from foreign currency denominated transactions, if material, have been described under "Results of Operations" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for the periods shown.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2010. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. At December 31, 2010, the Company was also party to certain foreign currency forward and foreign currency option contracts that have not been accounted for as hedges under the accounting rules for derivatives and hedging activities, involving underlying foreign currency denominated accounts recorded on the balance sheet of its wholly-owned subsidiary in Canada or anticipated foreign currency cash flows of its wholly-owned subsidiary in Italy.

CAPITAL MARKETS AND INTEREST RATES

The Company is subject to interest rate risk on its variable-interest rate borrowings and interest rate swaps. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company's cash flows to variability due to changes in market interest rates. Additionally, the fair value of the Company's fixed-rate debt changes with market interest rates.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

The fair values of the 6.375% 10-year Senior Notes and the 7.0% 30-year Senior Notes are principally dependent on prevailing interest rates. The fair value of the 2.5% Convertible Debentures is principally dependent on prevailing interest rates and the Company's current share price as it relates to the initial conversion price of the instrument.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

In October 2009, the Company entered into two interest rate swaps, which effectively converted $400 million of 6.375% fixed-rate borrowings into variable-rate debt based on a spread of approximately 4.79% over the current three-month London Interbank Offered Rate (LIBOR). On July 23, 2010, the Company entered into a third interest rate swap which effectively locked in a significant portion of the gain from those earlier swaps to reduce the Company's rate on $400 million of its 6.375% fixed-rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps. Each of the swaps provides for semiannual interest payments and receipts each January 15 and July 15 and provides for resets of the three-month LIBOR rate to the then existing rate each January 15, April 15, July 15 and October 15. The fair value of the interest rate swaps is affected by changes in quoted three-month LIBOR rates. At December 31, 2010, these three swaps had a fair value of approximately $4.8 million to the benefit of the Company.

The Company is subject to refinancing risk on the $500.0 million principal amount of its 2.5% Convertible Debentures that have been classified in the current portion of long-term debt on its Consolidated Balance Sheet at December 31, 2010. If the holders of the 2.5% Convertible Debentures put the debentures back to the Company on June 15, 2011 as allowed under the terms of the debentures, and if the Company chooses to refinance the repayment of these debentures in whole or in part in the capital markets, prevailing interest rates at that time could have an impact on the Company's liquidity and future interest costs.

The Company has performed a sensitivity analysis to determine how market interest rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company's fixed-rate debt positions by approximately $82.4 million at December 31, 2010 ($90.5 million at December 31, 2009), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company's fixed-rate debt by $71.4 million at December 31, 2010 ($78.6 million at December 31, 2009). A one-percentage-point decrease in floating interest rates would have decreased the fair value of the Company's interest rate swaps by $0.3 million at December 31, 2010 ($8.0 million increase at December 31, 2009), whereas a one-percentage-point increase in floating interest rates would have increased the fair value of the Company's interest rate swaps by $0.3 million at December 31, 2010 ($6.6 million decrease at December 31, 2009). This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

DERIVATIVES ACTIVITY

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2010 was as follows:

	Notional Amount - Swaps			**Notional Amount - Buy**			**Notional Amount - Sell**		
(in millions)	**2011**	**2012**	**Total**	**2011**	**2012**	**Total**	**2011**	**2012**	**Total**
FX Forward Contracts									
Notional currency in:									
EUR	–	–	–	37.9	–	37.9	(28.1)	–	(28.1)
GBP	–	–	–	1.4	–	1.4	(7.0)	–	(7.0)
MYR	–	–	–	12.9	–	12.9	–	–	–
NOK	–	–	–	18.6	–	18.6	–	–	–
SGD	–	–	–	4.0	–	4.0	–	–	–
USD	–	–	–	–	–	–	(42.6)	(0.3)	(42.9)
FX Options									
USD	–	–	–	–	–	–	2.5	–	2.5
Interest Rate Swaps									
USD	–	800.0	800.0	–	–	–	–	–	–

As described further in Note 18 of the Notes to Consolidated Financial Statements, the net fair value of the Company's outstanding derivatives was a $5.1 million benefit to the Company at December 31, 2010, as compared to a net liability to the Company of $2.3 million at December 31, 2009.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company had $1.4 billion of cash equivalents at December 31, 2010 and 2009. Cash equivalents represents investments purchased with original maturities of three months or less. Certain of these investments are valued based upon quoted market prices which represent level 1 market inputs.

The fair value of the Company's foreign exchange forward and option contracts are based on quoted exchange rates for the respective currencies applicable to similar instruments. The fair value of the Company's interest rate swaps are determined based on changes in quoted three-month LIBOR rates. Both of these valuation methods are based on level 2 observable market inputs.

The Company's international pension plans have assets available to fund future pension obligations totaling $261.3 million at December 31, 2010 ($242.2 million at December 31, 2009). The majority of these assets are invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs), or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs). A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs (see Note 8 of the Notes to Consolidated Financial Statements for further information).

The values of these assets are subject to change, based generally on changes in market conditions involving foreign exchange rates, interest rates and debt and equity security investment pricing.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company's business or as otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and the internal audit department report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2010, based on the framework established in "Internal Control – Integrated Framework". However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, the two businesses acquired during 2010 for a total purchase price of $40.9 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, were excluded. These operations accounted for less than 2% of the Company's consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2010.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company's financial statements as of and for the three-year period ended December 31, 2010, has issued a report on their audit of management's internal control over financial reporting, which is included herein.



Jack B. Moore
President and
Chief Executive Officer

Date: February 28, 2011



Charles M. Sledge
Senior Vice President and
Chief Financial Officer

Date: February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CAMERON INTERNATIONAL CORPORATION

We have audited the internal control over financial reporting of Cameron International Corporation (the Company) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of two businesses acquired during 2010 for a total purchase price of $40.9 million, as more fully described in Note 2 of the Notes to Consolidated Financial Statements, which are included in the 2010 consolidated financial statements of the Company and constituted less than 2% of the Company's consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2010. Our audit of internal control over financial reporting of the Company also did not include the evaluation of the internal control over financial reporting of the two businesses acquired during 2010 as referred to above.

In our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related statements of consolidated results of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CAMERON INTERNATIONAL CORPORATION

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2010 and 2009, and the related statements of consolidated results of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 28, 2011

CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended December 31,		
($ millions, except per share data)	**2010**	2009	2008
Revenues	**$ 6,134.8**	$ 5,223.2	$ 5,848.9
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**4,212.4**	3,540.1	4,127.9
Selling and administrative expenses	**862.3**	715.6	668.3
Depreciation and amortization	**201.6**	156.6	132.1
Interest income	**(4.2)**	(5.9)	(27.3)
Interest expense	**82.2**	92.4	70.3
Other costs (see Note 3)	**47.2**	81.6	–
Charge for pension plan termination	–	–	26.2
Total costs and expenses	**5,401.5**	4,580.4	4,997.5
Income before income taxes	**733.3**	642.8	851.4
Income tax provision	**(170.4)**	(167.3)	(270.7)
Net income	**$ 562.9**	$ 475.5	$ 580.7
Earnings per common share:			
Basic	**$ 2.32**	$ 2.15	$ 2.67
Diluted	**$ 2.27**	$ 2.11	$ 2.54

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

($ millions, except shares and per share data)	December 31, 2010	2009
Assets		
Cash and cash equivalents	**$ 1,832.5**	$ 1,861.0
Receivables, net	**1,056.1**	959.0
Inventories, net	**1,779.3**	1,664.2
Other	**265.0**	230.0
Total current assets	**4,932.9**	4,714.2
Plant and equipment, net	**1,247.8**	1,192.4
Goodwill	**1,475.8**	1,441.6
Other assets	**348.6**	377.2
Total assets	**$ 8,005.1**	$ 7,725.4
Liabilities and stockholders' equity		
Current portion of long-term debt	**$ 519.9**	$ 22.2
Accounts payable and accrued liabilities	**2,016.0**	2,208.2
Accrued income taxes	**38.0**	65.9
Total current liabilities	**2,573.9**	2,296.3
Long-term debt	**772.9**	1,232.3
Deferred income taxes	**95.7**	123.0
Other long-term liabilities	**170.2**	154.1
Total liabilities	**3,612.7**	3,805.7
Commitments and contingencies	**–**	–
Stockholders' equity:		
Common stock, par value $.01 per share, 400,000,000 shares authorized, 263,111,472 shares issued at December 31, 2010 and 2009	**2.6**	2.6
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**–**	–
Capital in excess of par value	**2,259.3**	2,244.0
Retained earnings	**2,848.3**	2,285.4
Accumulated other elements of comprehensive income	**(27.1)**	9.5
Less: Treasury stock at cost, 19,197,642 shares at December 31, 2010 and 18,453,758 shares at December 31, 2009	**(690.7)**	(621.8)
Total stockholders' equity	**4,392.4**	3,919.7
Total liabilities and stockholders' equity	**$ 8,005.1**	$ 7,725.4

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

	Year Ended December 31,		
($ millions)	**2010**	2009	2008
Cash flows from operating activities:			
Net income	**$ 562.9**	$ 475.5	$ 580.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**142.6**	114.7	98.7
Amortization	**59.0**	41.9	33.4
Non-cash charge for pension plan termination	**–**	–	26.2
Non-cash stock compensation expense	**34.5**	27.7	35.6
Tax benefit of employee stock compensation plan transactions and deferred income taxes	**(19.1)**	(35.8)	1.9
Changes in assets and liabilities, net of translation, acquisitions and non-cash items:			
Receivables	**(81.4)**	165.2	(157.9)
Inventories	**(3.8)**	(220.9)	(9.3)
Accounts payable and accrued liabilities	**(291.7)**	139.8	279.0
Other assets and liabilities, net	**(108.8)**	(94.6)	99.2
Net cash provided by operating activities	**294.2**	613.5	987.5
Cash flows from investing activities:			
Capital expenditures	**(200.7)**	(240.9)	(272.2)
Acquisitions, net of cash acquired	**(40.9)**	11.2	(191.7)
Proceeds from sale of plant and equipment	**12.4**	4.1	3.9
Net cash used for investing activities	**(229.2)**	(225.6)	(460.0)
Cash flows from financing activities:			
Short-term loan borrowings (repayments), net	**(8.4)**	(18.9)	31.8
Redemption of convertible debt securities	**–**	(131.1)	(106.9)
Issuance of long-term senior notes	**–**	–	747.9
Debt issuance costs	**–**	–	(5.5)
Purchase of treasury stock	**(124.0)**	(29.2)	(279.4)
Proceeds from stock option exercises, net of tax payments from stock compensation plan transactions	**36.3**	10.2	17.6
Excess tax benefits from employee stock compensation plan transactions	**16.4**	6.4	17.0
Principal payments on capital leases	**(6.6)**	(6.7)	(7.4)
Net cash provided by (used for) financing activities	**(86.3)**	(169.3)	415.1
Effect of translation on cash	**(7.2)**	21.4	(61.5)
Increase (decrease) in cash and cash equivalents	**(28.5)**	240.0	881.1
Cash and cash equivalents, beginning of year	**1,861.0**	1,621.0	739.9
Cash and cash equivalents, end of year	**$ 1,832.5**	$ 1,861.0	$ 1,621.0

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

($ millions)	Common Stock	Capital in Excess Par Value	Retained Earnings	Accumulated Other Elements of Comprehensive Income	Treasury Stock	Total
Balance – December 31, 2007	$ 2.4	$ 1,227.3	$ 1,229.0	$ 101.0	$ (426.0)	$ 2,133.7
Net income			580.7			580.7
Foreign currency translation				(169.4)		(169.4)
Loss on treasury locks, net of amortization and taxes				(1.2)		(1.2)
Change in fair value of derivatives accounted for as cash flow hedges, net of $26.9 in taxes				(47.2)		(47.2)
Other comprehensive income from derivative transactions recognized in current year earnings, net of $1.4 in taxes				3.3		3.3
Pension settlement loss, net of $9.7 in taxes				16.5		16.5
Impact after currency effects of actuarial gains/losses and plan amendments, net of $3.9 in taxes				7.9		7.9
Amortization of net actuarial losses and prior service credits, net of $2.3 in taxes				5.2		5.2
Comprehensive income						395.8
Adjustment for change in measurement date for post-retirement benefit plans			0.2	(0.3)		(0.1)
Non-cash stock compensation expense		35.6				35.6
Purchase of treasury stock					(259.9)	(259.9)
Treasury stock issued under stock option and other employee benefit plans		(30.2)			47.7	17.5
Tax benefit of employee stock compensation plan transactions		22.6				22.6
Adjustment to conversion option resulting from conversion of convertible debt, net of taxes		(0.7)				(0.7)
Balance – December 31, 2008	2.4	1,254.6	1,809.9	(84.2)	(638.2)	2,344.5
Net income			475.5			475.5
Foreign currency translation				86.6		86.6
Change in fair value of derivatives accounted for as cash flow hedges, net of $6.7 in taxes				11.3		11.3
Other comprehensive income from derivative transactions recognized in current year earnings, net of $9.6 in taxes				16.2		16.2
Impact after currency effects of actuarial gains/losses, net of $9.7 in taxes				(23.0)		(23.0)
Amortization of net actuarial losses and prior service credits, net of $0.6 in taxes				2.4		2.4
Pension settlement loss				0.2		0.2
Comprehensive income						569.2
Equity securities issued for purchase of NATCO	0.2	982.1			6.2	988.5
Non-cash stock compensation expense		27.7				27.7
Purchase of treasury stock					(29.2)	(29.2)
Treasury stock issued under stock option and other employee benefit plans		(30.1)			39.4	9.3
Tax benefit of employee stock compensation plan transactions		9.7				9.7
Balance – December 31, 2009	2.6	2,244.0	2,285.4	9.5	(621.8)	3,919.7
Net income			**562.9**			**562.9**
Foreign currency translation				**(50.1)**		**(50.1)**
Change in fair value of derivatives accounted for as cash flow hedges, net of $2.9 in taxes				**(6.1)**		**(6.1)**
Other comprehensive income from derivative transactions recognized in current year earnings, net of $5.2 in taxes				**11.6**		**11.6**
Impact after currency effects of actuarial gains/losses, net of $2.9 in taxes				**4.5**		**4.5**
Amortization of net actuarial losses and prior service credits, net of $1.1 in taxes				**3.5**		**3.5**
Comprehensive income						**526.3**
Non-cash stock compensation expense		**34.5**				**34.5**
Purchase of treasury stock					**(124.0)**	**(124.0)**
Treasury stock issued under stock option and other employee benefit plans		**(32.5)**			**67.9**	**35.4**
Tax benefit of employee stock compensation plan transactions		**17.4**				**17.4**
NATCO purchase price allocation adjustment		**(4.1)**			**(12.8)**	**(16.9)**
Balance – December 31, 2010	**$ 2.6**	**$ 2,259.3**	**$ 2,848.3**	**$ (27.1)**	**$ (690.7)**	**$4,392.4**

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

COMPANY OPERATIONS — Cameron International Corporation (Cameron or the Company) provides flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, manifolds, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.

During the third quarter of 2010, the Company restructured its business segments, moving its Process Systems division from the Drilling & Production Systems (DPS) segment to a newly formed business segment, Process & Compression Systems (PCS), in order to enhance the Company's processing solutions that are available to customers involved in the exploration, production, storage and transmission of crude oil and natural gas. PCS also includes the businesses that were previously part of the Compression Systems segment. All financial data included in this Annual Report to Shareholders relating to DPS and PCS have been retrospectively revised based on the new segment structure of the Company. The Company's other business segment is Valves & Measurement (V&M). Additional information regarding each segment may be found in Note 15 of the Notes to Consolidated Financial Statements.

PRINCIPLES OF CONSOLIDATION — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

ESTIMATES IN FINANCIAL STATEMENTS — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimates of total contract profit or loss on certain long-term production contracts, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimates related to the fair value of reporting units for purposes of assessing goodwill for impairment, estimated proceeds from assets held for sale and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

REVENUE RECOGNITION — The Company generally recognizes revenue, net of sales taxes, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with accounting rules relating to construction-type and production-type contracts. Under this guidance, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each unit specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. This method requires the Company to make estimates regarding the total costs of the project, which impacts the amount of gross margin the Company recognizes in each reporting period. The Company routinely, and at least quarterly, reviews its estimates relating to total estimated contract profit or loss and recognizes changes in those estimates as they are determined. Revenue associated with change orders is not included in the calculation of estimated profit on a contract until approved by the customer. Costs associated with unapproved change orders are deferred if (i) the customer acknowledges a change has occurred and (ii) it is probable that the costs will be recoverable from the customer. If these two conditions are not met, the costs are included in the calculation of estimated profit on the project. Anticipated losses on contracts are recorded in full in the period in which they become evident.

Approximately 36%, 28% and 28% of the Company's revenues for the years ended December 31, 2010, 2009 and 2008, respectively, were recognized under the accounting rules for construction-type and production-type contracts.

SHIPPING AND HANDLING COSTS — Shipping and handling costs are reflected in the caption entitled "Cost of sales (exclusive of depreciation and amortization shown separately below)" in the accompanying Consolidated Results of Operations statements.

CASH EQUIVALENTS — The Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers.

INVENTORIES — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 46% of inventories at December 31, 2010 and 48% at December 31, 2009 are carried on the last-in, first-out (LIFO) method. For these locations, the use of LIFO results in a better matching of costs and revenues. The remaining inventories, which are generally located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

PLANT AND EQUIPMENT — Property, plant and equipment, both owned and under capital lease, are carried at cost. Maintenance and repair costs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10-40 years
Machinery, equipment and tooling	3-18 years
Office furniture, software and other	3-10 years

GOODWILL —The Company reviews the carrying value of goodwill in accordance with accounting rules on impairment of goodwill, which require that the Company estimate the fair value of each of its reporting units annually, or when impairment indicators exist, and compare such amounts to their respective carrying values to determine if an impairment of goodwill is required. Generally, this review is conducted during the first quarter of each annual period. Based upon the most recent annual evaluation, no impairment of goodwill was required. The estimated fair value of each reporting unit for the 2010, 2009 and 2008 evaluations was determined using discounted future expected cash flows (level 3 unobservable inputs) or other market-related valuation models consistent with the accounting guidance for fair-value measurements. Certain estimates and judgments are required in the application of the fair value models, including, but not limited to, estimates of future cash flows and the selection of a discount rate. The Company's reporting units for goodwill impairment evaluation purposes are the Drilling, Surface, Subsea and Flow Control product lines of the DPS segment, the Engineered Valves, Distributed Valves, Process Valves, Measurement Systems product lines and the Aftermarket Services business of the V&M segment and the Process Systems, Reciprocating and Centrifugal Compression product lines of the PCS segment.

INTANGIBLE ASSETS — The Company's intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred. No material impairment of intangible assets was required during the years ended December 31, 2010, 2009 or 2008.

LONG-LIVED ASSETS — In accordance with accounting rules for the impairment or disposal of long-lived assets, such assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets are stated at estimated fair value less estimated costs to sell. No material impairment of long-lived assets was required during the years ended December 31, 2010, 2009 or 2008.

PRODUCT WARRANTY — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

CONTINGENCIES — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

INCOME TAXES — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted.

The Company accounts for uncertainties in its income tax positions in accordance with income tax accounting rules. Interest related to an underpayment of income taxes is reflected as a component of interest expense in the Consolidated Results of Operations statement. Penalties on a tax position taken by the Company are reflected as a component of income tax expense in the Consolidated Results of Operations statement. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of the Company's income taxes.

ENVIRONMENTAL REMEDIATION AND COMPLIANCE — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

PENSION AND POSTRETIREMENT BENEFITS ACCOUNTING — The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its Consolidated Balance Sheets. The measurement date for all of the Company's plans was December 31, 2010.

STOCK-BASED COMPENSATION — At December 31, 2010, the Company had nine stock-based employee compensation plans, which are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. Compensation expense for the Company's stock-based compensation plans is measured using the fair value method required by accounting rules on stock compensation. Under this guidance, the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

DERIVATIVE FINANCIAL INSTRUMENTS — Consistent with accounting guidance for derivative instruments and hedging activities, the Company recognizes all derivative financial instruments as assets and liabilities on a gross basis and measures them at fair value. Hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The amounts recorded in earnings from ineffectiveness for the years ended December 31, 2010, 2009 and 2008 have not been material. The Company may at times also use forward or option contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under the accounting guidance described above. Therefore, the changes in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

The Company will also periodically use interest rate swaps to modify the interest characteristics of some or all of its fixed or floating rate debt. As these interest rate swaps are not designated as hedges, changes in the fair value of these derivatives are recognized as an adjustment to interest expense as they occur.

FOREIGN CURRENCY — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at monthly average exchange rates; and (iii) stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at ending exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from monetary transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were a gain of $11.9 million for the year ended December 31, 2010 and losses of $19.4 million and $0.3 million for the years ended December 31, 2009, and 2008 respectively.

Note 2: Acquisitions

During the year ended December 31, 2010, the Company acquired the assets or shares in the capital stock of two businesses for a total purchase price of $40.9 million. These businesses were acquired to enhance the Company's product offerings in the DPS and V&M segments. The two acquisitions were included in the Company's consolidated financial statements for the periods subsequent to the acquisitions. As of December 31, 2010, preliminary goodwill recorded as a result of these acquisitions totaled approximately $23.8 million. Under the terms of the acquisition recorded in the V&M segment, the Company has the right and obligation under various conditions to purchase the remaining 49% capital stock interest it does not currently own. The Company has reflected a liability in its consolidated balance sheet for the fair value of the remaining 49% interest the Company is required to purchase. The Company is still awaiting certain information relating to the fair value of the assets and liabilities of both acquisitions in order to finalize its purchase price allocations.

The Company acquired 100% of the outstanding stock of NATCO Group Inc. (NATCO) on November 18, 2009. NATCO designed, manufactured and marketed oil and gas production equipment and separation systems. NATCO products and services have been used onshore and offshore, upstream and downstream, in most major oil and gas producing regions of the world. The Company believes that gaining access to NATCO's separation and processing technology, products and services will significantly enhance its business as a provider of flow equipment, systems, and services in the oil and gas industry The majority of the NATCO operations have been included in the PCS segment.

The Company has finalized its estimates and assumptions related to the fair value of inventory, property, plant and equipment, identifiable intangible assets, goodwill, certain pre-acquisition contingencies and related adjustments to deferred taxes as of December 31, 2010.

The following table displays the final purchase price allocated to NATCO's net tangible and identifiable intangible assets based on their estimated fair values as of the acquisition date as of December 31, 2010 in comparison to the preliminary purchase price allocation as of December 31, 2009:

($ millions)	**Final Allocation as of December 31, 2010**	Preliminary Allocation as of December 31, 2009
Cash	**$ 34.4**	$ 34.4
Accounts receivable	**145.5**	157.0
Inventory	**132.9**	57.9
Other current assets	**22.0**	13.1
Property, plant and equipment	**105.4**	103.7
Goodwill	**742.9**	731.4
Intangibles	**153.1**	147.9
Other non-current assets	**3.4**	25.7
Accounts payable and accrued liabilities	**(287.9)**	(203.0)
Deferred tax liabilities	**(55.8)**	(56.2)
Other non-current liabilities	**(24.3)**	(23.4)
Total estimated purchase price	**$ 971.6**	$ 988.5

OTHER ACQUISITIONS

During 2009, the Company also acquired the assets or capital stock of two other businesses for a total cash purchase price of $23.2 million. These businesses were acquired to enhance the Company's product offerings or aftermarket services in the DPS and V&M segments. The two acquisitions were included in the Company's consolidated financial statements for the periods subsequent to the acquisitions. Goodwill recorded as a result of these acquisitions was approximately $9.8 million, of which $3.3 million will be deductible for income tax purposes.

During 2008, the Company acquired the assets or capital stock of seven businesses for a total cash purchase price of $191.7 million. These businesses were acquired to enhance the Company's product offerings and to strengthen the Company's ability to deliver a broader range of solutions to its customers in the DPS segment's drilling, surface and flow control businesses and in the V&M segment's measurement business. Total goodwill recorded from these acquisitions was approximately $72.6 million.

Note 3: Other Costs

Other costs consist of the following:

	Year Ended December 31,	
($ millions)	**2010**	2009
Employee severance	**$ 8.8**	$ 61.0
NATCO integration costs	**22.0**	–
Deepwater Horizon legal costs	**12.5**	–
Acquisition and restructuring costs	**3.9**	20.6
Total other costs	**$ 47.2**	$ 81.6

NATCO integration costs consist of costs incurred for the integration of NATCO's operations with the existing operations of the Company, primarily reflecting the costs associated with converting NATCO's legacy operations to the Company's SAP information systems. Acquisition and restructuring costs consist primarily of costs related to the 2009 acquisition of NATCO as well as various other acquisitions and certain facility-related costs associated with restructuring of the Company's operations in response to changes in market conditions.

Note 4: Receivables

Receivables consisted of the following:

	December 31,	
($ millions)	**2010**	2009
Trade receivables	**$ 991.2**	$ 907.1
Other receivables	**78.9**	67.7
Allowance for doubtful accounts	**(14.0)**	(15.8)
Total receivables	**$ 1,056.1**	$ 959.0

Note 5: Inventories

Inventories consisted of the following:

	December 31,	
($ millions)	**2010**	2009
Raw materials	**$ 166.5**	$ 168.6
Work-in-process	**575.9**	484.0
Finished goods, including parts and subassemblies	**1,190.5**	1,167.8
Other	**12.1**	11.5
	1,945.0	1,831.9
Excess of current standard costs over LIFO costs	**(97.7)**	(108.8)
Allowance for obsolete and excess inventory	**(68.0)**	(58.9)
Total inventories	**$ 1,779.3**	$ 1,664.2

Note 6: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

($ millions)	December 31, 2010	2009
Land and land improvements	**$ 73.8**	$ 60.9
Buildings	**493.4**	477.9
Machinery and equipment	**1,040.9**	988.5
Tooling, dies, patterns, etc.	**148.3**	127.3
Office furniture & equipment	**140.0**	107.9
Capitalized software	**156.1**	178.4
Assets under capital leases	**46.2**	29.7
Construction in progress	**145.0**	110.0
All other	**42.2**	26.8
	2,285.9	2,107.4
Accumulated depreciation	**(1,038.1)**	(915.0)
Total plant and equipment, net	**$ 1,247.8**	$ 1,192.4

Changes in goodwill during 2010 were as follows:

($ millions)	DPS	V&M	PCS	Total
Balance at December 31, 2009	$ 288.6	$ 297.3	$ 855.7	$ 1,441.6
Current year acquisitions	**9.1**	**14.7**	-	**23.8**
Changes primarily associated with adjustments to prior year acquisitions – related to finalization of purchase price allocations	**15.6**	**10.6**	**(12.8)**	**13.4**
Translation and other	**(6.9)**	**0.2**	**3.7**	**(3.0)**
Balance at December 31, 2010	**$ 306.4**	**$ 322.8**	**$ 846.6**	**$ 1,475.8**

Other assets consisted of the following:

($ millions)	December 31, 2010	2009
Deferred income taxes	**$ 41.2**	$ 35.4
Other intangibles:		
Gross:		
Customer lists	**118.0**	115.0
Patents and technology	**102.3**	100.4
Trademarks	**53.2**	51.2
Noncompete agreements, engineering drawings and other	**82.6**	70.1
Accumulated amortization	**(100.1)**	(69.1)
Other	**51.4**	74.2
Total other assets	**$ 348.6**	$ 377.2

Amortization expense associated with the Company's capitalized software and other amortizable intangibles recorded as of December 31, 2010 is expected to approximate $29.3 million, $24.5 million, $22.1 million, $21.5 million and $19.2 million for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,	
($ millions)	**2010**	2009
Trade accounts payable and accruals	**$ 571.3**	$ 549.7
Salaries, wages and related fringe benefits	**190.2**	228.3
Advances from customers	**827.2**	1,052.0
Deferred revenue	**36.1**	48.5
Sales-related costs and provisions	**90.2**	70.5
Payroll and other taxes	**67.4**	58.5
Product warranty	**45.7**	45.6
Fair market value of derivatives	**1.8**	6.1
Other	**186.1**	149.0
Total accounts payable and accrued liabilities	**$2,016.0**	$2,208.2

Additional information relating to the Company's outstanding derivative contracts as of December 31, 2010 may be found in Note 18 of the Notes to Consolidated Financial Statements.

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in millions):

Balance December 31, 2009	Warranty Provisions	Acquisitions	Charges Against Accrual	Translation and Other	Balance December 31, 2010
$ 45.6	$ 39.0	$ 0.5	$ (38.3)	$ (1.1)	$ 45.7

Note 8: Employee Benefit Plans

As of December 31, 2010, the Company sponsored separate defined benefit pension plans for employees of its United Kingdom (U.K.) and German subsidiaries as well as several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996.

In June 2007, the Company notified employees and beneficiaries that it had elected to terminate the Cameron International Corporation Retirement Plan (Retirement Plan) as well as certain related unfunded supplemental plans, which covered the majority of salaried U.S. employees and certain domestic hourly employees at the time the Retirement Plan was frozen to new entrants, effective May 1, 2003. In addition, the Company curtailed future benefits from being earned under the Retirement Plan, effective December 31, 2007. The Company distributed the assets of the Retirement Plan during 2007 and 2008. During the fourth quarter of 2008, the Company recorded a settlement loss of $26.2 million in connection with the final distribution of plan assets to current employees who were participants in the Retirement Plan and any others not covered by the initial distribution of plan assets during 2007. Following the final distribution, the excess remaining plan assets of approximately $5.1 million became available to the Company to be used in meeting the cash funding obligations for matching contributions under the Cameron International Corporation Retirement Savings Plan, a defined contribution 401(k) plan available to the Company's eligible United States-based employees.

Certain of the Company's employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits		
($ millions)	**2010**	2009	2008	**2010**	2009	2008
Service cost	**$ 2.9**	$ 2.7	$ 3.9	**$ –**	$ –	$ –
Interest cost	**15.1**	14.1	20.3	**0.9**	0.5	1.1
Expected return on plan assets	**(15.8)**	(13.3)	(22.1)	**–**	–	–
Amortization of prior service cost (credit)	**–**	–	–	**(0.9)**	(0.9)	(0.4)
Amortization of losses (gains)	**6.7**	5.7	9.3	**(1.2)**	(1.9)	(1.5)
Net benefit plan expense (income) before settlement loss	**8.9**	9.2	11.4	**(1.2)**	(2.3)	(0.8)
Settlement loss	**–**	0.3	26.2	**–**	–	–
Total net benefit plan expense (income)	**$ 8.9**	$ 9.5	$ 37.6	**$ (1.2)**	$ (2.3)	$ (0.8)
Net benefit plan expense (income):						
U.S. plans	**$ 0.2**	$ 0.4	$ 29.7	**$ (1.2)**	$ (2.3)	$ (0.8)
Foreign plans	**8.7**	9.1	7.9	**–**	–	–
Total net benefit plan expense (income)	**$ 8.9**	$ 9.5	$ 37.6	**$ (1.2)**	$ (2.3)	$ (0.8)

Included in accumulated other elements of comprehensive income at December 31, 2010 and 2009 are the following amounts that have not yet been recognized in net periodic benefit plan cost, as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2011:

	December 31, 2010		December 31, 2009		Year Ending December 31, 2011
($ millions)	**Before Tax**	**After Tax**	Before Tax	After Tax	Expected Amortization
Pension benefits:					
Actuarial losses, net	**$ (84.6)**	**$ (61.4)**	$ (97.1)	$ (69.8)	$ 5.6
Post retirement benefits:					
Prior service credit	**6.9**	**4.3**	4.9	3.1	(1.3)
Actuarial gains	**9.0**	**5.6**	11.4	7.2	(0.9)
	$ (68.7)	**$ (51.5)**	$ (80.8)	$ (59.5)	$ 3.4

The change in the projected benefit obligation associated with the Company's defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company's postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits	
($ millions)	**2010**	2009	**2010**	2009
Benefit obligation at beginning of year	**$ 274.5**	$ 221.3	**$ 18.3**	$ 9.0
Service cost	**2.9**	2.7	**–**	–
Interest cost	**15.1**	14.1	**0.9**	0.5
Plan participants' contributions	**0.9**	0.9	**–**	–
Actuarial losses	**5.8**	30.7	**1.2**	4.8
Exchange rate changes	**(8.5)**	21.2	**–**	–
Benefits and expenses paid from plan assets	**(8.3)**	(16.4)	**–**	–
Benefits paid directly by the Company	**–**	–	**(1.9)**	(1.6)
Plan amendments	**–**	–	**(2.9)**	–
Acquisitions	**–**	–	**–**	5.6
Benefit obligation at end of year	**$ 282.4**	$ 274.5	**$ 15.6**	$ 18.3
Benefit obligation at end of year:				
U.S. plans	**$ 3.3**	$ 3.0	**$ 15.6**	$ 18.3
Foreign plans	**279.1**	271.5	**–**	–
Benefit obligation at end of year	**$ 282.4**	$ 274.5	**$ 15.6**	$ 18.3

The total accumulated benefit obligation for the Company's defined benefit pension plans was $244.6 million and $239.2 million at December 31, 2010 and 2009, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits		Postretirement Benefits	
($ millions)	**2010**	2009	**2010**	2009
Fair value of plan assets at beginning of year	**$ 242.2**	$ 195.1	**$ –**	$ –
Actual return on plan assets	**24.4**	23.5	**–**	–
Company contributions	**9.4**	25.5	**1.9**	1.6
Plan participants' contributions	**0.9**	0.9	**–**	–
Exchange rate changes	**(7.3)**	18.7	**–**	–
Excess assets remitted to plan sponsor	**–**	(5.1)	**–**	–
Benefits and expenses paid from plan assets	**(8.3)**	(16.4)	**(1.9)**	(1.6)
Fair value of plan assets at end of year	**$ 261.3**	$ 242.2	**$ –**	$ –
Fair value of plan assets at end of year:				
U.S. plans	**$ –**	$ –	**$ –**	$ –
Foreign plans	**261.3**	242.2	**–**	–
Fair value of plan assets at end of year	**$ 261.3**	$ 242.2	**$ –**	$ –

The status of the Company's underfunded defined benefit pension and postretirement benefit plans was as follows:

	Pension Benefits December 31,		Postretirement Benefits December 31,	
($ millions)	**2010**	2009	**2010**	2009
Underfunded status at end of year:				
Current	**$ (0.2)**	$ (0.2)	**$ (2.2)**	$ (1.9)
Non-current	**(20.9)**	(32.1)	**(13.4)**	(16.4)
Underfunded status at end of year	**$ (21.1)**	$ (32.3)	**$ (15.6)**	$ (18.3)

Actual asset investment allocations for the Company's main defined benefit pension plan in the United Kingdom, which accounts for approximately 97% of total plan assets, were as follows:

	Pension Benefits	
	2010	2009
U.K. plan:		
Equity securities	**54%**	56%
Fixed income debt securities, cash and other	**46%**	44%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2010 and 2009, the investment strategy has been designed to approximate the performance of market indexes. The Company's targeted allocation for the U.K. plan for 2011 and beyond is approximately 54% in equities, 40% in fixed income debt securities and 6% in real estate and other.

During 2010, the Company made contributions totaling approximately $9.4 million to the assets of its various defined benefit pension plans. Contributions to plan assets for 2011 are currently expected to approximate $9.0 million assuming no change in the current discount rate or expected investment earnings.

The assets of the Company's pension plans are generally invested in debt and equity securities or mutual funds, which are valued based on quoted market prices for an individual asset (level 1 market inputs) or mutual fund unit values, which are based on the fair values of the individual securities that the fund has invested in (level 2 observable market inputs). A small portion of the assets are invested in insurance contracts, real estate and other investments, which are valued based on level 3 unobservable inputs.

The fair values of the Company's pension plan assets by asset category at December 31, 2010 were as follows:

	Fair Value Based on Quoted Prices in Active Markets for Identical Assets	Fair Value Based on Significant Other Observable Inputs	Fair Value Based on Significant Unobservable Inputs	
($ millions)	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Total**
Cash and cash equivalents	$ 10.2	$ –	$ –	$ 10.2
Equity Securities:				
US Equities	–	52.7	–	52.7
Non-U.S. Equities	37.3	47.4	–	84.7
Bonds:				
Non-US Government Bonds	–	21.0	–	21.0
Non-US Corporate Bonds	–	74.4	–	74.4
Alternative Investments:				
Insurance contracts	–	–	7.3	7.3
Real estate and other	–	–	11.0	11.0
Total assets	$ 47.5	$ 195.5	$ 18.3	$ 261.3

Changes in the fair value of pension plan assets determined based on level 3 unobservable inputs were as follows:

($ millions)	Year Ended December 31, 2010
Balance at beginning of the year	$ 9.3
Purchases/Sales, net	10.6
Actual return on plan assets	1.3
Reclassification of plan assets to Level 2	(2.1)
Currency impact	(0.8)
Balance at end of the year	$ 18.3

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits	
	2010	2009	**2010**	2009
Assumptions related to net benefit costs:				
U.S. plans:				
Discount rate	**5.03%**	5.08-6.52%	**5.03%**	4.88-6.52%
Expected return on plan assets	–	5.25%	–	–
Health care cost trend rate	–	–	**9.0%**	9.0%
Measurement date	**1/1/2010**	1/1/2009	**1/1/2010**	1/1/2009
Foreign plans:				
Discount rate	**5.50-5.75%**	5.75-6.25%	–	–
Expected return on plan assets	**5.50-6.75%**	5.50-6.75%	–	–
Rate of compensation increase	**3.00-4.50%**	3.00-4.50%	–	–
Measurement date	**1/1/2010**	1/1/2009	–	–
Assumptions related to end-of-period benefit obligations:				
U.S. plans:				
Discount rate	**4.10%**	5.03%	**4.10%**	5.03%
Health care cost trend rate	–	–	**9.0%**	9.0%
Measurement date	**12/31/2010**	12/31/2009	**12/31/2010**	12/31/2009
Foreign plans:				
Discount rate	**5.50%**	5.50-5.75%	–	–
Rate of compensation increase	**3.00-4.50%**	3.0-4.5%	–	–
Measurement date	**12/31/2010**	12/31/2009	–	–

The Company's discount rate assumptions for its U.S. postretirement benefits plan and its U.K. defined benefit pension plan are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns, taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for foreign plans reflect local economic conditions and the Company's compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 9% to 5% by 2019 and remain at that level thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate does not have a material impact on the service and interest cost components in 2010 or the postretirement benefit obligation as of December 31, 2010.

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Project Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
($ millions)	**2010**	2009	**2010**	2009
Fair value of applicable plan assets	**$ 261.3**	$ 242.2	**$ 9.8**	$ 9.3
Projected benefit obligation of applicable plans	**$ 282.4**	$ 274.5	**–**	–
Accumulated benefit obligation of applicable plans	**–**	–	**$ 18.3**	$ 18.5

Future expected benefit payments are as follows:

	Pension Benefits		Postretirement Benefits
($ millions)	**U.S. Unfunded Plans**	**Foreign Funded Plans**	**U.S. Unfunded Plans**
Year ended December 31:			
2011	$ 0.2	$ 8.3	$ 2.3
2012	$ 0.2	$ 8.5	$ 2.1
2013	$ 0.2	$ 8.8	$ 1.9
2014	$ 0.2	$ 9.0	$ 1.7
2015	$ 0.3	$ 9.2	$ 1.6
2016 - 2020	$ 1.2	$ 50.2	$ 5.7

The Company's United States-based employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched in cash and invested at the employees' discretion. The Company provides nondiscretionary retirement contributions to the Retirement Savings Plan on behalf of each eligible employee equal to 3% of their defined pay. Eligible employees vest in the 3% retirement contributions plus any earnings after completing three years of service. In addition, the Company provides an immediately vested matching contribution of up to 100% of the first 6% of pay contributed by each eligible employee. Employees may contribute amounts in excess of 6% of their pay to the Retirement Savings Plan, subject to certain United States Internal Revenue Service limitations. The Company's expense under this plan for the years ended December 31, 2010, 2009 and 2008 amounted to $25.9 million, $20.6 million and $19.6 million, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2010, 2009 and 2008 amounted to $41.9 million, $34.3 million and $33.8 million, respectively.

Note 9: Stock-Based Compensation Plans

The Company has grants outstanding under nine equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. Options granted under the Company's equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed.

Stock-based compensation expense recognized was as follows:

	Year Ended December 31,		
($ millions)	**2010**	2009	2008
Outstanding restricted and deferred stock unit and award grants	**$ 26.0**	$ 18.5	$ 20.1
Unvested outstanding stock option grants	**8.5**	9.2	15.5
Total stock-based compensation expense	**$ 34.5**	$ 27.7	$ 35.6

The total income statement tax benefit recognized from stock-based compensation arrangements during the years ended December 31, 2010, 2009 and 2008 totaled approximately $12.7 million, $10.2 million and $13.2 million, respectively.

STOCK OPTIONS

Options with terms of seven or ten years are granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company's common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment.

A summary of option activity under the Company's stock compensation plans as of and for the year ended December 31, 2010 is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in millions)
Outstanding at January 1, 2010	7,799,988	$ 29.35		
Granted	1,424,150	42.81		
Exercised	(2,824,395)	24.01		
Forfeited	(107,218)	32.85		
Expired	(39,407)	36.69		
Outstanding at December 31, 2010	6,253,118	$ 34.72	5.30	$ 100.1
Vested at December 31, 2010 or expected to vest in the future	6,231,066	$ 34.70	5.29	$ 99.9
Exercisable at December 31, 2010	3,767,345	$ 32.64	3.58	$ 68.2

	At December 31, 2010
Stock-based compensation cost not yet recognized under the straight-line method (dollars in millions)	$ 19.5
Weighted-average remaining expense recognition period (in years)	2.15

The fair values per share of option grants for the years ended December 31, 2010, 2009 and 2008 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,		
	2010	2009	2008
Expected life (in years)	**2.5**	2.4	3.3
Risk-free interest rate	**0.46 %**	1.1 %	1.7 %
Volatility	**43.8 %**	32.0 %	36.8 %
Expected dividend yield	**0.0 %**	0.0 %	0.0 %

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company's common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,		
	2010	2009	2008
Grant-date fair value per option	**$ 11.78**	$ 8.10	$ 6.31
Intrinsic value of options exercised (dollars in millions)	**$ 63.4**	$ 23.5	$ 59.9
Average intrinsic value per share of options exercised	**$ 22.46**	$ 19.26	$ 35.08

RESTRICTED AND DEFERRED STOCK UNITS AND AWARDS

During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2010, 2009 and 2008, grants of restricted stock units were made to officers and key employees. Approximately 211,804 and 72,634 of the restricted stock unit grants during 2010 and 2008, respectively, contained performance-based conditions which were fully satisfied based on the Company's full-year 2010 and 2008 financial performance against certain targets. No 2009 restricted stock unit grants contained performance-based conditions. The restricted stock units granted to officers and other key employees generally provided for three-year 100% cliff vesting on the third anniversary of the date of grant, based on continued employment, except for certain grants in 2010 which provided for vesting in one-third increments each year.

Under an update to the Compensation Program for Non-Employee Directors approved by the Board of Directors in May 2008, non-employee directors are entitled to receive an annual number of deferred stock units that is equal to a value of $250,000 determined on the day following the Company's annual meeting of stockholders or, if a director's election to the Board occurs between annual meetings of stockholders, the initial grant of deferred stock units is based on a pro-rata portion of the annual grant amount equal to the remaining number of months in the board year until the next annual meeting of stockholders. These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted stock unit and restricted stock award activity under the Company's stock compensation plans as of and for the year ended December 31, 2010 is presented below:

Restricted Stock Units and Awards	Number	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	1,912,087	$ 31.56
Granted	806,041	41.81
Vested	(701,187)	41.72
Forfeited	(75,542)	35.92
Nonvested at December 31, 2010	1,941,399	$ 35.02

	At December 31, 2010
Stock-based compensation cost not yet recognized under the straight-line method ($ millions)	$ 27.4
Weighted-average remaining expense recognition period (in years)	1.61

The intrinsic value of restricted stock units vesting during the years ended December 31, 2010, 2009 and 2008 was $29.2 million, $11.0 million and $19.3 million, respectively.

During the years ended December 31, 2010, 2009 and 2008, respectively, a total of 806,041, 616,904 and 639,799 restricted stock units at a weighted-average grant date fair value of $41.81, $25.44 and $36.40 per share were granted. The fair value of restricted stock units is determined based on the closing trading price of the Company's common stock on the grant date.

At December 31, 2010, 6,368,733 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 10: Debt

The Company's debt obligations were as follows:

($ millions)	December 31, 2010	2009
Senior notes, net of $1.8 of unamortized original issue discount at December 31, 2010 ($1.9 at December 31, 2009)	**$ 748.2**	$ 748.1
Convertible debentures, net of discount of $6.9 at December 31, 2010 ($22.8 at December 31, 2009)	**493.1**	477.2
Other debt	**37.5**	16.8
Obligations under capital leases	**14.0**	12.4
	1,292.8	1,254.5
Current maturities	**(519.9)**	(22.2)
Long-term portion	**$ 772.9**	$1,232.3

SENIOR NOTES

On June 26, 2008, the Company issued $450.0 million in aggregate principal amount of 6.375% Senior Notes due July 15, 2018 (the "2018 Notes") and $300.0 million in aggregate principal amount of 7.0% Senior Notes due July 15, 2038 (the "2038 Notes" and, together with the 2018 Notes, the "Senior Notes"). The Company pays interest on the Senior Notes on January 15 and July 15 of each year, beginning January 15, 2009. The Company may redeem some of the Senior Notes from time to time or all of the Senior Notes at any time at redemption prices that include accrued and unpaid interest and a make-whole premium as defined in the respective supplemental indentures (the Supplemental Indentures). In the event of the occurrence of a Change of Control Repurchase Event, as defined in the Supplemental Indentures, the holders of the Senior Notes may require the Company to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. The Senior Notes are senior unsecured obligations of the Company and rank equally with all of the Company's other existing unsecured and unsubordinated debt.

CONVERTIBLE DEBENTURES

On May 23, 2006, the Company issued $500.0 million face value of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006. The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. As a result of the option with which holders can require the Company to repurchase the debentures on June 15, 2011, the entire balance of the debt has been included in the "Current portion of long-term debt" on the Company's Consolidated Balance Sheet at December 31, 2010.

Prior to June 15, 2011, holders may also convert their debenture holdings into shares of common stock at a conversion rate of 28.2656 shares of common stock per $1,000 principal amount, or $35.38 per share (post-split basis), only under the following circumstances:

- during any quarter after June 30, 2006, if the closing price of the Company's common stock exceeds 130% of the then-current conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;
- during the five business-day period after any five consecutive trading day period in which the trading price per debentures for each day of the period was less than 97% of the product of the last reported sales price of the Company's common stock and the current conversion rate;
- upon the occurrence of specified corporate events; or
- upon receipt of a notice of redemption by the Company.

Holders may also convert the 2.5% Convertible Debentures into shares of common stock at any time on or after June 15, 2011 without meeting the above provisions. In either case involving conversion by the holders, any amount due up to and including the principal amount of the debt and accrued but unpaid interest will be satisfied in cash by the Company. The portion of the conversion value of the debt in excess of principal may, at the option of the Company, be satisfied in either cash or shares of the Company's common stock. The initial conversion rate is subject to adjustment based on certain specified events or in the event the Company undergoes a fundamental change as defined. As part of the offering of the 2.5% Convertible Debentures, the Company agreed to file a shelf registration statement related to the resale of the debentures and the common stock issuable upon conversion of the debentures within a specified period of time and to have the registration statement become effective and maintain effectiveness during periods specified in the debenture agreement. This registration statement was filed timely by the Company on August 14, 2006. If the registration statement subsequently ceases to be effective, the Company could be subject to liquidated damage payments of up to 0.50% per year on the principal amount of the 2.5% Convertible Debentures, payable on June 15 and December 15 of each year during the period that the registration statement is not effective, as defined in the debenture agreement.

At December 31, 2010, the 2.5% Convertible Debentures met the conditions for conversion by the holders during the first quarter of 2011 under the terms of the debenture agreement. Had the holders been able to elect to convert effective December 31, 2010, the Company could have been required to issue approximately 4.3 million shares of its common stock in satisfaction of the conversion value of the debentures in excess of their principal amount (principal to be paid in cash), based on the closing price of the Company's common stock of $50.73 on that date.

The Company's 2.5% Convertible Debentures are accounted for under accounting rules for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). The Company had outstanding in certain prior periods 1.5% Convertible Debentures, which were also subject to these accounting rules. These accounting rules require the Company to separately account for the liability and equity components of its convertible debt instruments in a manner that reflects the Company's non-convertible debt borrowing rates when interest cost is recognized. The resulting bifurcation of the debt and equity components was based on estimated market borrowing rates of 5.9% and 4.85%, respectively, for non-convertible debt instruments similar to the 2.5% and 1.5% Convertible Debentures. The bifurcation resulted in approximately $65.8 million being included in capital in excess of par value on the Company's Consolidated Balance Sheets at both December 31, 2010 and 2009, related to the initial conversion value of the Company's 2.5% and 1.5% Convertible Debentures. The discount on the 2.5% Convertible Debentures remaining at December 31, 2010 from the initial bifurcation of the conversion value was $6.9 million, which will be fully amortized to interest expense by June 15, 2011. In addition to the expense associated with the stated interest rates on the debt, an additional amount of interest expense totaling $15.9 million, $15.8 million and $20.6 million has been recognized for the years ended December 31, 2010, 2009 and 2008, respectively, relating to the amortization of the remaining discount on the convertible debentures.

REVOLVING LETTER OF CREDIT AND CREDIT FACILITIES

On October 15, 2010, the Company entered into a three-year $250.0 million committed multi-currency revolving letter of credit facility with a third party bank. Under this facility, standby letters of credit, generally with terms of up to two years, may be issued by the bank in U.S. dollars, euros, pound sterling or other mutually agreed-upon currencies. The facility is governed by the same financial covenants as the revolving credit facility entered into in April 2008 as discussed below. At December 31, 2010, the Company had issued letters of credit totaling $177.3 million under its revolving letter of credit facility with the remaining amount of $72.7 million available for use.

On April 14, 2008, the Company entered into a multicurrency revolving credit facility providing for borrowings up to $585.0 million, which expires on April 14, 2013. The facility allows the Company to borrow funds at the London Interbank Offered Rate (LIBOR) plus 40 basis points (including a facility fee), which varies based on the Company's current debt rating, and, if aggregate outstanding credit exposure exceeds one-half of the total facility amount, an additional 10-basis-point fee is incurred. The Company, at its option, may also borrow at other specified rates as defined in the credit facility. Additionally, the Company is required to maintain a total debt-to-capitalization ratio of no more than 60% during the term of the agreement. At December 31, 2010, the Company had issued letters of credit totaling $25.4 million under its revolving credit facility with the remaining amount of $559.6 million available for use.

OTHER

Other debt, some of which is held by entities located in countries with high rates of inflation, has a weighted-average interest rate of 5.8% at December 31, 2010 (12.9% at December 31, 2009). Future maturities of the Company's debt (including the remaining amount of unamortized discount but excluding capital leases) are approximately $513.8 million in 2011, $16.8 million in 2012 and $748.2 million thereafter. Maturities in 2011 are mainly related to the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on June 15, 2011. Maturities thereafter are related to the 6.375% and 7.0% Senior Notes issued during 2008.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Interest paid during the years ended December 31, 2010, 2009 and 2008 approximated $73.0 million, $82.0 million and $47.4 million, respectively.

Note 11: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2010, 2009 and 2008 were $67.5 million, $57.4 million and $49.6 million, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

($ millions)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:		
2011	$ 6.3	$ 43.1
2012	4.3	37.2
2013	2.5	31.9
2014	1.4	25.2
2015	0.1	22.1
Thereafter	–	58.9
Future minimum lease payments	14.6	218.4
Less: amount representing interest	(0.6)	–
Lease obligations at December 31, 2010	$ 14.0	$ 218.4

Note 12: Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
($ millions)	**2010**	2009	2008
Income before income taxes:			
U.S. operations	**$ 365.9**	$ 223.9	$ 334.2
Foreign operations	**367.4**	418.9	517.2
Income before income taxes	**$ 733.3**	$ 642.8	$ 851.4

The provisions for income taxes were as follows:

	Year Ended December 31,		
($ millions)	**2010**	2009	2008
Current:			
U.S. federal	**$ 102.5**	$ 83.5	$ 142.3
U.S. state and local	**8.7**	3.4	0.7
Foreign	**83.1**	119.4	139.3
	194.3	206.3	282.3
Deferred:			
U.S. federal	**(25.8)**	(33.3)	(25.2)
U.S. state and local	**0.9**	(0.3)	3.0
Foreign	**1.0**	(5.4)	10.6
	(23.9)	(39.0)	(11.6)
Income tax provision	**$ 170.4**	$ 167.3	$ 270.7

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
	2010	2009	2008
U.S. federal statutory rate	**35.00 %**	35.00 %	35.00 %
State and local income taxes	**1.02**	0.38	0.67
Foreign statutory rate differential	**(9.62)**	(7.26)	(4.86)
Change in valuation allowance on deferred tax assets	**6.76**	1.99	0.71
Nondeductible expenses	**1.64**	1.54	0.59
Net U.S. tax on foreign source income	**(9.52)**	(5.00)	0.58
All other	**(2.05)**	(0.62)	(0.89)
Total	**23.23 %**	26.03 %	31.80 %
Total income taxes paid ($ millions)	**$ 198.2**	$ 231.2	$ 159.7

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
($ millions)	**2010**	2009
Deferred tax liabilities:		
Plant and equipment	**$ (70.1)**	$ (71.7)
Inventory	**(14.0)**	(39.5)
Convertible debentures	**(2.5)**	(8.2)
Intangible assets	**(79.0)**	(82.4)
Other	**(10.1)**	(22.9)
Total deferred tax liabilities	**(175.7)**	(224.7)
Deferred tax assets:		
Postretirement benefits other than pensions	**10.3**	12.3
Reserves and accruals	**60.7**	98.9
Net operating losses and tax credits	**153.7**	102.5
Pensions	**16.1**	20.1
Other	**21.0**	12.2
Total deferred tax assets	**261.8**	246.0
Valuation allowance	**(96.2)**	(46.1)
Net deferred tax liabilities	**$ (10.1)**	$ (24.8)

Changes in the Company's unrecognized tax benefits were as follows:

	Year Ended December 31,		
($ millions)	**2010**	2009	2008
Balance at beginning of year	**$ 60.4**	$ 46.6	$ 47.3
Increases due to tax positions taken prior to the fiscal year	**1.0**	26.1	0.2
Increases due to tax positions taken during the fiscal year	**5.2**	12.7	3.8
Decreases relating to settlements with tax authorities	**(0.3)**	(27.6)	(3.2)
Decreases resulting from the lapse of applicable statutes of limitation	**(0.2)**	(1.4)	(1.5)
Net increase due to translation and interest	**2.3**	4.0	–
Balance at end of year	**$ 68.4**	$ 60.4	$ 46.6

The Company is not currently aware of any adjustments that may occur that would materially increase or decrease the amount of its unrecognized tax benefits during the next twelve-month period or any material amounts included as unrecognized tax benefits at December 31, 2010 that, if recognized, would not impact the Company's effective income tax rate.

There were no material payments for interest or penalties for the years ended December 31, 2010, 2009 or 2008. Also, there were no material accruals for unpaid interest or penalties at December 31, 2010 or 2009.

The Company and its subsidiaries file income tax returns in the United States, various domestic states and localities and in many foreign jurisdictions. The earliest years' tax returns filed by the Company that are still subject to examination by authorities in the major tax jurisdictions are as follows:

United States	United Kingdom	Canada	France	Germany	Norway	Singapore	Italy
2000	2007	2004	2006	2008	2010	2004	2005

At December 31, 2010, the Company had net operating loss and credit carryforwards in numerous jurisdictions with various expiration periods, including certain jurisdictions which have no expiration period. The Company had a valuation allowance of $96.2 as of December 31, 2010 against these net operating loss and credit carryforwards and other deferred tax assets. Primarily due to losses incurred in certain jurisdictions and excess foreign tax credits incurred in the U.S., valuation allowances increased in 2010 by $49.6 million, increased in 2009 by $12.9 million and decreased in 2008 by $7.1 million, with a corresponding offset in the Company's income tax expense. In addition, valuation allowances established in prior years related to the tax benefit of net operating losses and other deferred tax assets recorded as part of international acquisitions were reduced in 2008 by $7.6 million, with a corresponding offset to goodwill. Certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance increased by $0.5 million in 2010 and $4.5 million in 2009 and decreased by $4.6 million in 2008 due to translation.

The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income, future foreign source income, and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $17.4 million, $9.7 million and $22.6 million in 2010, 2009 and 2008, respectively, including adjustments made to certain accruals related to prior year benefits.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003, certain amounts earned during 2009, certain amounts earned by NATCO, and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $4.7 billion. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates will be remitted.

The Company operates in jurisdictions, primarily Singapore and Malaysia, in which it has been granted tax holidays. The benefit of these holidays for 2010 was approximately $9.5 million and was not material in 2009 or 2008.

Note 13: Stockholders' Equity

COMMON STOCK

Under a resolution adopted by the Board of Directors on February 21, 2008, the Company is authorized to purchase up to 30.0 million shares of its common stock. Additionally, on May 22, 2006, the Company's Board of Directors approved repurchasing shares of the Company's common stock with the proceeds remaining from the Company's 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200.0 million principal amount of the Company's outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 30.0 million shares described above.

Purchases pursuant to the 30.0 million-share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company's own account, or through commercial banks or financial institutions and by the use of derivatives, such as a sale or put on the Company's common stock, or by forward or economically equivalent transactions.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 2007	232,341,726	(14,332,927)	218,008,799
Purchase of treasury stock	–	(6,968,363)	(6,968,363)
Stock issued under stock option and other employee benefit plans	–	1,877,170	1,877,170
Stock issued upon conversion of the 1.5% Convertible Debentures	3,975,147	–	3,975,147
Balance - December 31, 2008	236,316,873	(19,424,120)	216,892,753
Purchase of treasury stock	–	(935,178)	(935,178)
Stock issued related to NATCO acquisition	23,637,708	237,323	23,875,031
Stock issued under stock option and other employee benefit plans	–	1,668,217	1,668,217
Stock issued upon conversion of the 1.5% Convertible Debentures	3,156,891	–	3,156,891
Balance - December 31, 2009	263,111,472	(18,453,758)	244,657,714
Purchase of treasury stock	–	**(3,176,705)**	**(3,176,705)**
Stock issued under stock option and other employee benefit plans	–	**2,432,821**	**2,432,821**
Balance - December 31, 2010	**263,111,472**	**(19,197,642)**	**243,913,830**

At December 31, 2010, 14,517,506 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

PREFERRED STOCK

The Company is authorized to issue up to 10.0 million shares of preferred stock, par value of $.01 per share. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title and terms as shall be fixed by the Board of Directors of the Company prior to issuance of any shares.

AMENDMENT TO BYLAWS

The Board of Directors approved an amendment to the Company's Bylaws, effective February 18, 2010, to adopt a majority vote standard for non-contested elections of directors.

RETAINED EARNINGS

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $5.1 billion at December 31, 2010.

Note 14: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,	
($ millions)	**2010**	2009
Accumulated foreign currency translation gain	**$ 31.5**	$ 81.6
Prior service credits, net, related to the Company's pension and postretirement benefit plans	**4.3**	3.1
Actuarial losses, net, related to the Company's pension and postretirement benefit plans	**(55.8)**	(62.6)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other [1]	**(7.1)**	(12.6)
	$ (27.1)	$ 9.5

[1] Approximately $5.5 million (after tax) of accumulated other elements of comprehensive income is expected to be recognized as a reduction in earnings during 2011.

Note 15: Business Segments

The Company's operations are organized into three separate business segments - DPS, V&M and PCS.

The DPS segment includes businesses that provide systems and equipment used to control pressures and direct flows of oil and gas wells. Products include surface and subsea production systems, blowout preventers, drilling and production control systems, block valves, gate valves, actuators, chokes, wellheads, manifolds, drilling riser and aftermarket parts and services.

The V&M segment includes businesses that provide valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Products include gate valves, ball valves, butterfly valves, Orbit valves, double block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services as well as measurement products such as totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

The PCS segment includes businesses that provide oil and gas separation equipment, gas conditioning units, membrane separation systems, water processing systems, reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are oil and gas majors, national oil companies, independent producers, engineering and construction companies, drilling contractors, rental companies, geothermal energy and independent power producers, pipeline operators, major chemical, petrochemical and refining companies, natural gas processing and transmission companies, compression leasing companies, durable goods manufacturers, utilities and air separation companies.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2010, 2009 and 2008, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $55.2 million, $43.3 million and $42.6 million, respectively. DPS accounted for 59%, 46% and 49% of each respective year's total costs.

Summary financial data by segment follows:

	Year Ended December 31, 2010				
($ millions)	**DPS**	**V&M**	**PCS**	**Corporate & Other**	**Consolidated**
Revenues	**$ 3,718.3**	**$ 1,273.3**	**$ 1,143.2**	**$ –**	**$ 6,134.8**
Depreciation and amortization	**$ 93.0**	**$ 42.4**	**$ 54.9**	**$ 11.3**	**$ 201.6**
Interest income	**$ –**	**$ –**	**$ –**	**$ (4.2)**	**$ (4.2)**
Interest expense	**$ –**	**$ –**	**$ –**	**$ 82.2**	**$ 82.2**
Income (loss) before income taxes	**$ 666.7**	**$ 188.0**	**$ 131.9**	**$ (253.3)**	**$ 733.3**
Capital expenditures	**$ 104.6**	**$ 35.3**	**$ 19.7**	**$ 41.1**	**$ 200.7**
Total assets	**$ 3,570.1**	**$ 1,299.7**	**$ 1,750.8**	**$ 1,384.5**	**$ 8,005.1**

	Year Ended December 31, 2009				
($ millions)	DPS[1]	V&M	PCS[1]	Corporate & Other	Consolidated
Revenues	$ 3,110.5	$ 1,194.7	$ 918.0	$ –	$ 5,223.2
Depreciation and amortization	$ 84.8	$ 36.2	$ 22.0	$ 13.6	$ 156.6
Interest income	$ –	$ –	$ –	$ (5.9)	$ (5.9)
Interest expense	$ –	$ –	$ –	$ 92.4	$ 92.4
Income (loss) before income taxes	$ 574.7	$ 211.3	$ 147.4	$ (290.6)	$ 642.8
Capital expenditures	$ 171.8	$ 50.0	$ 14.9	$ 4.2	$ 240.9
Total assets	$ 3,345.0	$ 1,181.3	$ 1,837.8	$ 1,361.3	$ 7,725.4

($ millions)	DPS[1]	V&M	PCS[1]	Corporate & Other	Consolidated
	Year Ended December 31, 2008				
Revenues	$ 3,485.3	$ 1,473.2	$ 890.4	$ –	$ 5,848.9
Depreciation and amortization	$ 67.4	$ 32.2	$ 18.4	$ 14.1	$ 132.1
Interest income	$ –	$ –	$ –	$ (27.3)	$ (27.3)
Interest expense	$ –	$ –	$ –	$ 70.3	$ 70.3
Income (loss) before income taxes	$ 599.3	$ 301.4	$ 142.6	$ (191.9)	$ 851.4
Capital expenditures	$ 162.8	$ 63.0	$ 25.4	$ 21.0	$ 272.2
Total assets	$ 2,865.9	$ 1,199.4	$ 627.3	$ 1,209.8	$ 5,902.4

[1] Revised based on change in segments described in Note 1 of the Notes to Consolidated Financial Statements.

For internal management reporting, and therefore in the above segment information, Corporate and Other includes expenses associated with the Company's Corporate office, as well as all of the Company's interest income, interest expense, certain litigation expense managed by the Company's General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company's centralized Treasury function, all of the restructuring expense and acquisition-related costs for the Company, the charge for the termination of the U.S. defined benefit pension plans and all of the Company's stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because cash equivalents and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

($ millions)	**2010**	2009	2008
	Year Ended December 31,		
Revenues:			
United States	**$ 3,281.5**	$ 2,551.3	$ 2,885.1
United Kingdom	**1,041.0**	663.4	765.8
Other foreign countries	**1,812.3**	2,008.5	2,198.0
Total revenues	**$ 6,134.8**	$ 5,223.2	$ 5,848.9

($ millions)	**2010**	2009	2008
	December 31,		
Long-lived assets:			
United States	**$ 1,896.6**	$ 1,769.3	$ 1,034.9
United Kingdom	**197.7**	232.8	182.5
Other foreign countries	**885.3**	899.5	541.3
Total long-lived assets	**$ 2,979.6**	$ 2,901.6	$ 1,758.7

Note 16: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,		
(amounts in millions, except per share data)	**2010**	2009	2008
Net income	**$ 562.9**	$ 475.5	$ 580.7
Average shares outstanding (basic)	**243.1**	221.4	217.5
Common stock equivalents	**2.4**	2.2	2.5
Incremental shares from assumed conversion of convertible debentures	**2.0**	1.4	8.6
Shares utilized in diluted earnings per share calculation	**247.5**	225.0	228.6
Earnings per share:			
Basic	**$ 2.32**	$ 2.15	$ 2.67
Diluted	**$ 2.27**	$ 2.11	$ 2.54

The Company's 2.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, since the average price of the Company's common stock exceeded the conversion price of the debentures during all or a portion of each year. The Company's 1.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the year ended December 31, 2008, for the same reason mentioned above. See Note 10 of the Notes to Consolidated Financial Statements for further information regarding conversion of these debentures.

Note 17: Summary of Non-cash Operating, Investing and Financing Activities

The effect on net assets of non-cash operating, investing and financing activities was as follows:

	Year Ended December 31,	
($ millions)	**2010**	2009
Net assets of NATCO acquired in exchange for Cameron common stock , excluding net cash acquired	**$ –**	$ 954.1
NATCO purchase price allocation adjustment	**$ (16.9)**	$ –
Tax benefit of employee stock compensation plan transactions	**$ 17.4**	$ 9.7
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	**$ (6.1)**	$ 11.3
Actuarial gain (loss) and impact of plan amendments, net, related to defined benefit pension and postretirement benefit plans	**$ 4.5**	$ (23.0)

Note 18: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

OFF-BALANCE SHEET RISK AND GUARANTEES

At December 31, 2010, the Company was contingently liable with respect to approximately $840.4 million of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company's products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling nearly $32.0 million, which provide security to third parties relating to the Company's ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters. Additionally, the Company was liable for approximately $30.1 million of insurance bonds at December 31, 2010 relating to the requirements in certain foreign jurisdictions where the Company does business that the Company hold insurance bonds rather than bank guarantees.

The Company's other off-balance sheet risks were not material at December 31, 2010.

CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2010. The Company typically does not require collateral for its customer trade receivables. Allowances for doubtful accounts are recorded for estimated losses that may result from the inability of customers to make required payments. See Note 4 of the Notes to Consolidated Financial Statements for additional information.

Largely as a result of major subsea project activity levels, revenue from a major customer of each of the Company's segments accounted for approximately 12% of the Company's consolidated 2010 revenues. During 2009 and 2008, no individual customer accounted for more than 10% of the Company's consolidated revenues.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables, trade payables, derivative instruments and floating-rate debt instruments are considered to be representative of their respective fair values. Certain cash equivalents have also been valued based on quoted market prices which are considered to be Level 1 market inputs. At December 31, 2010, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.6 billion as compared to the $1.25 billion face value of the debt. At December 31, 2009, the fair value of the Company's fixed-rate debt (based on Level 1 quoted market rates) was approximately $1.45 billion as compared to the $1.25 billion face value of the debt.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into foreign currency forward contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2010. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea, drilling, valve or other equipment contracts involving the Company's United States operations and its wholly-owned subsidiaries in Italy, Romania, Singapore and the United Kingdom. At December 31, 2010, the Company was also party to certain foreign currency forward and foreign currency option contracts which have not been accounted for as hedges involving underlying foreign currency denominated accounts recorded on the balance sheet of its wholly-owned subsidiary in Canada or anticipated foreign currency cash flows of its wholly-owned subsidiary in Italy. The Company determines the fair value of its outstanding foreign currency forward and option contracts based on quoted exchange rates for the respective currencies applicable to similar instruments. These quoted exchange rates are considered to be Level 2 observable market inputs.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and employs interest rate swaps as a tool to achieve that goal. In October 2009, the Company entered into two interest rate swaps which effectively converted $400.0 million of 6.375% fixed-rate borrowings into variable-rate debt based on a spread of approximately 4.79% over the current three-month London Interbank Offered Rate (LIBOR). On July 23, 2010, the Company entered into a third interest rate swap which effectively locked in a significant portion of the gain from those earlier swaps to reduce the Company's rate on $400.0 million of its 6.375% fixed-rate borrowings to an effective fixed interest rate of approximately 5.49% through January 15, 2012, the maturity date of all three swaps. Each of the swaps provide for semiannual interest payments and receipts each January 15 and July 15 and provide for resets of the three-month LIBOR rate to the then-existing rate each January 15, April 15, July 15 and October 15. The fair value of the interest rate swaps is affected by changes in quoted three-month LIBOR rates, which is considered to be a Level 2 observable market input. At December 31, 2010, these three swaps had a fair value of approximately $4.8 million to the benefit of the Company.

Total gross volume bought (sold) by notional currency and maturity date on open derivative contracts at December 31, 2010 was as follows:

	Notional Amount - Swaps			Notional Amount - Buy			Notional Amount - Sell		
(in millions)	**2011**	**2012**	**Total**	**2011**	**2012**	**Total**	**2011**	**2012**	**Total**
FX Forward Contracts									
Notional currency in:									
EUR	–	–	–	37.9	–	37.9	(28.1)	–	(28.1)
GBP	–	–	–	1.4	–	1.4	(7.0)	–	(7.0)
MYR	–	–	–	12.9	–	12.9	–	–	–
NOK	–	–	–	18.6	–	18.6	–	–	–
SGD	–	–	–	4.0	–	4.0	–	–	–
USD	–	–	–	–	–	–	(42.6)	(0.3)	(42.9)
FX Options									
USD	–	–	–	–	–	–	2.5	–	2.5
Interest Rate Swaps									
USD	–	800.0	800.0	–	–	–	–	–	–

The fair value of derivative financial instruments recorded in the Company's Consolidated Balance Sheets at December 31, 2010 and 2009 was as follows:

	2010		2009	
($ millions)	**Assets**	**Liabilities**	Assets	Liabilities
Derivatives designated as hedges:				
Foreign exchange contracts –				
Current	**$ 0.7**	**$ 1.8**	$ 1.2	$ 6.0
Non-current	–	–	–	0.4
Total derivatives designated as hedges	**0.7**	**1.8**	1.2	6.4
Derivatives not designated as hedges:				
Foreign exchange contracts –				
Current	**1.4**	–	1.7	0.1
Non-current	–	–	–	–
Interest Rate Swaps –				
Current	–	–	–	–
Non-current	**4.8**	–	1.3	–
Total derivatives not designated as hedges	**6.2**	–	3.0	0.1
Total derivatives	**$ 6.9**	**$ 1.8**	$ 4.2	$ 6.5

The effects of derivative financial instruments on the Company's consolidated financial statements for the year ended December 31, 2010 and December 31, 2009 were as follows:

	Effective Portion					**Ineffective Portion and Other**		
Derivatives in Cash Flow Hedging Relationships	**Amount of Pre-Tax Gain (Loss) Recognized in OCI on Derivatives at December 31,**		**Location of Gain (Loss) Reclassified from Accumulated OCI into Income**	**Amount of Gain (Loss) Reclassified from Accumulated OCI into Income at December 31,**		**Location of Gain (Loss) Recognized in Income on Derivatives**	**Amount of Gain (Loss) Recognized in Income on Derivatives at December 31,**	
($ millions)	**2010**	2009		**2010**	2009		**2010**	2009
Foreign exchange contracts	**$ (9.0)**	$ 17.9	Revenues	**$ (4.9)**	$ (17.3)	Cost of goods sold-ineffective portion	**$ (0.7)**	$ 2.8
			Cost of goods sold	**(11.8)**	(8.4)			
			Depreciation expense	**(0.1)**	(0.1)			
Total	**$ (9.0)**	$ 17.9		**$ (16.8)**	$ (25.8)		**$ (0.7)**	$ 2.8

Approximately $2.7 million was recognized as a reduction to cost of goods sold and $7.2 million was recognized as a reduction in interest expense during the year ended December 31, 2010 relating to foreign currency forward contracts and interest rate swap agreements, respectively, which were not designated as hedging instruments.

Note 19: Contingencies

The Company is subject to a number of contingencies, including litigation, tax contingencies and environmental matters.

DEEPWATER HORIZON MATTER

A blowout preventer ("BOP") originally manufactured by the Company and delivered in 2001, and to which the Company was one of the suppliers of spare parts and repair services, was deployed by the drilling rig Deepwater Horizon when it experienced a tragic explosion and fire on April 20, 2010, resulting in bodily injuries and loss of life, loss of the rig, and an unprecedented discharge of hydrocarbons into the Gulf of Mexico.

While the Company did not operate the BOP, nor did it have anyone on the rig at the time of the incident, claims for personal injury, wrongful death and property damage arising from the Deepwater Horizon incident have been and will continue to be asserted against the Company and others. Additionally, claims for pollution and other economic damages, including business interruption and loss of revenue, have been, and we anticipate will continue to be, asserted against all parties allegedly associated with this incident, including the Company, BP plc and certain of its subsidiaries, as the operating working interest owner of Mississippi Canyon Block 252 upon which the Macondo well was being drilled, Transocean Ltd. and certain of its affiliates, as the drilling rig owner and operator, as well as other equipment and service companies, including Halliburton. The Company has been named as one of multiple defendants in over 330 suits filed in a variety of Federal and State courts, a number of which have been filed as class actions or multi-plaintiff actions. Most of these suits have been centralized into a single proceeding before a single Federal judge under the Federal rules governing multi-district litigation. The consolidated case is styled *In Re: Oil Spill by the Oil Rig "Deepwater Horizon" in the Gulf of Mexico on April 20, 2010*, MDL Docket No. 2179. There are also a small number of cases pending in which Cameron is a party in state courts. The State of Alabama has brought a claim for destruction of and/or harm to natural resources against those associated with this incident, including Cameron, in *State of Alabama, ex. rel. Troy King, Attorney General vs. Transocean Ltd., et. al., Cause No. 2:10cv00691, U.S. Dist. Ct., M.D. Ala.*, as have 4 municipalities and 3 Mexican states. All of these suits by governmental entities have been made part of the MDL proceeding. It is possible other such claims may be asserted by the United States Government and by the Gulf and/or East Coast States, whose Attorneys General have notified the Company to preserve documents in the event of a claim, and possibly by other parties. A shareholder derivative suit has been filed against the Company's directors in connection with this incident and its aftermath alleging the Company's directors failed to exercise their fiduciary duties regarding oversight of the Company's BOP business *(Berzner vs. Erikson, et al., Cause No. 2010-71817 in the 190th District Court of Harris County, Texas)*. This incident and its causes are also being investigated by a joint investigation team of the U.S. Coast Guard and the Bureau of Ocean Energy Management (the "JIT"), which has named Cameron as a party-in-interest, the Departments of the Interior and Justice, the U.S. Chemical Safety and Hazard Investigation Board, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling, and by numerous other governmental entities, including Congressional Committees.

Based on the facts known to date, the Company is of the opinion that there was no defect in or failure of the BOP that caused or contributed to the explosion. The reasons as to why the efforts to shut-in the well after the explosion were unsuccessful are not yet known and are the subject of multiple investigations. The results of a forensic examination of the BOP commissioned by the JIT as part of its investigation are expected to be made known by the end of March 2011. Additionally, the extent of the environmental impact, and the ultimate costs and damages that will ultimately be determined attributable to this incident and its aftermath are not yet known and therefore cannot be reasonably estimated. As a result, we are unable to make any reasonable determination of what liability, if any, the Company could be found to have with respect to any of these claims or whether the Company will be found to have any liability, directly or by way of contribution, under any environmental laws or regulations or otherwise. BP and Transocean, as well as Anadarko and Moex, as non-operating working interest owners, have been designated Responsible Parties liable for the pollution emanating from the Macondo well under the Oil Pollution Act of 1990 (OPA), and have, at least in part, accepted such designation. Cameron has not been named a Responsible Party under OPA.

The applicable contracts between Cameron and Transocean entities provide for customary industry "knock-for-knock" indemnification by which each party agreed to bear the risk of, and hold the other harmless with respect to, all claims for personal injury, to include wrongful death, and property loss or damage of its own, its employees and those of its invitees. In addition, the contracts provide that Transocean will indemnify Cameron for pollution or other damages associated with blowout or loss of well control to the fullest extent of any indemnity it has from its customers, which in this case is BP. Transocean has publicly stated that it has a full pollution indemnity from BP, though BP has so far declined to acknowledge any obligation under such indemnity. Whereas Transocean has settled lawsuits filed by its employees and the settlement agreements provide for a release of Cameron, Transocean has yet to honor its indemnity obligations with respect to personal injury and property damage of its invitees or with respect to pollution liability.

The Company has commercial general liability insurance, including completed products and sudden accidental pollution coverage, with limits of $500 million and a self retention of $3 million. Defense costs are not covered by the policy. The Company has notified its insurers of the claims being asserted against it. Coverage includes claims for personal injury and wrongful death, as well as liability for pollution and loss of revenue/business interruption.

While the Company's BOPs have a history of reliable performance when properly maintained and operated in accordance with product specifications, until the litigation referred to above progresses and until the investigations referred to above are completed, we are unable to determine the extent of the Company's future involvement in the litigation and any liability resulting from this incident. If it is ultimately determined that the Company bears some responsibility, and therefore liability, for the costs and damages caused by this event, we will rely on our contractual indemnity rights and then, if and to the extent necessary and available, on our insurance coverage. We have received a "reservation of rights" letter from our insurers. If our contractual indemnities are determined to be inapplicable, or the indemnitors fail or are unable to fulfill their contractual indemnity obligations, and if the damages and costs ultimately determined to be the Company's responsibility exceed our available insurance coverage, we could be liable for amounts that could have a material adverse impact on our financial condition, results of operations and cash flows.

Through December 31, 2010, the Company incurred and expensed legal fees of $12.5 million. The Company has not accrued any amounts relating to this matter because we do not believe at the present time a loss is probable.

OTHER LITIGATION

In 2001, the Company discovered that contaminated underground water from a former manufacturing site in Houston (see discussion below under Environmental Matters) had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners. Concerns over the impact on property values of the underground water contamination and its public disclosure led to a number of claims by homeowners. The Company has settled these claims, primarily as a result of the settlement of a class action lawsuit, and is obligated to reimburse 197 homeowners for any diminution in value of their property due to contamination concerns at the time of any sale.

Based upon 2009 testing results of monitoring wells on the southeastern border of the plume, the Company notified at that time 33 homeowners whose property is adjacent to the class area that their property may be affected. The Company is taking remedial measures to prevent these properties from being affected.

The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements as well as any possible new claims that may be filed with respect to this underground water contamination will not have a material adverse effect on its financial position or results of operations. The Company's consolidated balance sheet included a liability of approximately $11.7 million for these matters as of December 31, 2010.

The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2010, the Company's consolidated balance sheet included a liability of approximately $7.4 million for such cases. The Company believes, based on its review of the facts and law, that the potential exposure from these suits will not have a material adverse effect on its consolidated results of operations, financial condition or liquidity.

REGULATORY CONTINGENCIES

The Company has completed its Focused Assessment Audit initiated in 2007 by the Regulatory Audit Division of the U.S. Customs and Border Protection, Department of Homeland Security. The audit report found that the Company's corrective actions taken in response to the audit findings were acceptable.

In July 2007, the Company was one of a number of companies to receive a letter from the Criminal Division of the U.S. Department of Justice (DOJ) requesting information on activities undertaken on their behalf by a customs clearance broker. The DOJ is inquiring into whether certain of the services provided to the Company by the customs clearance broker may have involved violations of the U.S. Foreign Corrupt Practices Act (FCPA). In response, the Company engaged special counsel reporting to the Audit Committee of the Board of Directors to conduct an investigation into its dealings with the customs clearance broker in Nigeria to determine if any payment made by the customs clearance broker in connection with the importation of Company property constituted a violation of the FCPA. Special counsel also reviewed the extent, if any, of the Company's knowledge and involvement in the performance of these services and activities and whether the Company fulfilled its obligations under the FCPA. The U.S. Securities and Exchange Commission (SEC) is also conducting an informal inquiry into the same matters. The investigation by special counsel has been completed and the Company is waiting for the agencies to commence discussions regarding the ultimate disposition of this matter. At this stage, the Company cannot predict what the disposition of this matter will entail.

TAX CONTINGENCIES

The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations to which the Company is subject require interpretation and/or judgment. Although the Company believes the tax liabilities for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent a taxing authority believes the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws and regulations, the Company could be exposed to additional taxes.

ENVIRONMENTAL MATTERS

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the PCS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2010, the Company's consolidated balance sheet included a noncurrent liability of approximately $6.8 million for environmental matters.

Note 20: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2010 (quarter ended)			
($ millions, except per share data)	**March 31,**	**June 30,**	**September 30,**	**December 31,**
Revenues	**$ 1,346.7**	**$ 1,452.7**	**$ 1,527.1**	**$ 1,808.3**
Revenues less cost of sales (exclusive of depreciation and amortization)	**$ 432.6**	**$ 468.0**	**$ 478.4**	**$ 543.4**
Other costs	**$ 10.3**	**$ 18.4**	**$ 10.4**	**$ 8.1**
Net income	**$ 120.4**	**$ 129.2**	**$ 148.7**	**$ 164.6**
Earnings per share:				
Basic	**$ 0.49**	**$ 0.53**	**$ 0.61**	**$ 0.68**
Diluted	**$ 0.48**	**$ 0.52**	**$ 0.61**	**$ 0.66**

	2009 (quarter ended)			
($ millions, except per share data)	March 31,	June 30,	September 30,	December 31,
Revenues	$ 1,257.0	$ 1,270.0	$ 1,231.8	$ 1,464.4
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 413.3	$ 429.3	$ 403.8	$ 436.7
Other costs	$ 22.3	$ 10.9	$ 5.8	$ 42.6
Net income	$ 114.6	$ 138.6	$ 125.0	$ 97.3
Earnings per share:				
Basic	$ 0.53	$ 0.64	$ 0.57	$ 0.42
Diluted	$ 0.52	$ 0.62	$ 0.56	$ 0.41

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CAMERON INTERNATIONAL CORPORATION

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2010. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
($ millions, except per share data)	**2010**	2009	2008	2007	2006
Income Statement Data:					
Revenues	**$6,134.8**	$ 5,223.2	$ 5,848.9	$ 4,666.4	$ 3,742.9
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization shown separately below)	**4,212.4**	3,540.1	4,127.9	3,242.2	2,601.1
Selling and administrative expenses	**862.3**	715.6	668.3	577.6	528.6
Depreciation and amortization	**201.6**	156.6	132.1	109.8	101.3
Interest income	**(4.2)**	(5.9)	(27.3)	(30.7)	(27.0)
Interest expense	**82.2**	92.4	70.3	43.8	35.0
Other costs	**47.2**	81.6	–	–	–
Charge for pension plan termination	**–**	–	26.2	35.7	–
Acquisition integration costs	**–**	–	–	–	29.6
Total costs and expenses	**5,401.5**	4,580.4	4,997.5	3,978.4	3,268.6
Income before income taxes	**733.3**	642.8	851.4	688.0	474.3
Income tax provision	**(170.4)**	(167.3)	(270.7)	(199.8)	(165.3)
Net income	**$ 562.9**	$ 475.5	$ 580.7	$ 488.2	$ 309.0
Basic earnings per share	**$ 2.32**	$ 2.15	$ 2.67	$ 2.23	$ 1.36
Diluted earnings per share	**$ 2.27**	$ 2.11	$ 2.54	$ 2.11	$ 1.32
Balance Sheet Data (at the end of period):					
Total assets	**$8,005.1**	$ 7,725.4	$ 5,902.4	$ 4,730.8	$ 4,350.7
Stockholders' equity	**$4,392.4**	$ 3,919.7	$ 2,344.5	$ 2,133.7	$ 1,792.8
Long-term debt	**$ 772.9**	$ 1,232.3	$ 1,218.6	$ 682.4	$ 662.2
Other long-term obligations	**$ 266.0**	$ 277.1	$ 228.0	$ 221.8	$ 267.5

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

($ millions)	Drilling & Production Systems	Valves & Measurement	Process & Compression Systems	Corporate	Total
Year Ended December 31, 2010					
Income (loss) before income taxes	$ 666.7	$ 188.0	$ 131.9	$ (253.3) [1]	$ 733.3
Depreciation and amortization	93.0	42.4	54.9	11.3	201.6
Interest income	–	–	–	(4.2)	(4.2)
Interest expense	–	–	–	82.2	82.2
EBITDA	$ 759.7	$ 230.4	$ 186.8	$ (164.0)	$ 1,012.9
EBITDA (as a percent of revenues)	20.4%	18.1%	16.3%	N/A	16.5%

[1] Includes a $47.2 million charge for other costs (see Note 3 of the Notes to Consolidated Financial Statements).

($ millions)	Drilling & Production Systems	Valves & Measurement	Process & Compression Systems	Corporate	Total
Year Ended December 31, 2009					
Income (loss) before income taxes	$ 574.7	$ 211.3	$ 147.4	$ (290.6) [2]	$ 642.8
Depreciation and amortization	84.8	36.2	22.0	13.6	156.6
Interest income	–	–	–	(5.9)	(5.9)
Interest expense	–	–	–	92.4	92.4
EBITDA	$ 659.5	$ 247.5	$ 169.4	$ (190.5)	$ 885.9
EBITDA (as a percent of revenues)	21.2%	20.7%	18.5%	N/A	17.0%

[2] Includes an $81.6 million charge for other costs (see Note 3 of the Notes to Consolidated Financial Statements).

($ millions)	Drilling & Production Systems	Valves & Measurement	Process & Compression Systems	Corporate	Total
Year Ended December 31, 2008					
Income (loss) before income taxes	$ 599.3	$ 301.4	$ 142.6	$ (191.9) [3]	$ 851.4
Depreciation and amortization	67.4	32.2	18.4	14.1	132.1
Interest income	–	–	–	(27.3)	(27.3)
Interest expense	–	–	–	70.3	70.3
EBITDA	$ 666.7	$ 333.6	$ 161.0	$ (134.8)	$ 1,026.5
EBITDA (as a percent of revenues)	19.1%	22.6%	18.1%	N/A	17.5%

[3] Includes a $26.2 million charge for termination of the U.S. pension plans.

Earnings before interest, taxes, depreciation and amortization expense (EBITDA) is a non-GAAP financial measure. Accordingly, this schedule provides a reconciliation of EBITDA to income (loss) before income taxes, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). The Company believes the presentation of EBITDA is useful to the Company's investors because EBITDA is viewed as an appropriate measure for evaluating the Company's performance and liquidity and reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA is a widely used benchmark in the investment community. The presentation of EBITDA, however, is not meant to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

STOCKHOLDER RETURN PERFORMANCE GRAPH

FIVE-YEAR GRAPH

The graph below shows the cumulative total stockholder return on the Company's Common Stock from December 31, 2005 to December 31, 2010 and compares it with the cumulative total return of the Standard & Poor's Composite 500 Stock Index and the weighted-average (based on stock market capitalization) cumulative total return of a Peer Group selected by the Company. The Peer Group includes Baker Hughes Incorporated, FMC Technologies, Inc., Halliburton Company, National Oilwell Varco, Inc., Schlumberger Limited and Weatherford International, Inc. (The Peer Group in the 2009 annual report included Smith International, Inc., which was acquired by Schlumberger Limited during 2010.) Each case assumes an investment of $100 on December 31, 2005 and the reinvestment of any dividends, and the points on the graph represent the value of each of these investments at the end of each year shown.


$300
$250
$200
$150
$100
$50
$0
CAMERON
PEER GROUP
S&P 500
12-31-2005
12-31-2006
12-31-2007
12-31-2008
12-31-2009
12-31-2010

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.

General correspondence about your shares should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, RI 43078-3078
Website: www.computershare.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

ADDITIONAL STOCKHOLDER ASSISTANCE

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., Tuesday, May 3, 2011, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 11, 2011.

CERTIFICATIONS

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to its Annual Report on Form 10-K for the 2010 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. The Company also submitted to the New York Stock Exchange (NYSE) the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violations by the Company of the NYSE corporate governance listing standards.

STOCKHOLDERS OF RECORD

The approximate number of record holders of Cameron International Corporation common stock was 1,059 as of February 11, 2011.

COMMON STOCK PRICES

Cameron International Corporation common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2010 and 2009 was as follows:

2010	**High**	**Low**	**Last**
First Quarter	**$ 45.43**	**$ 35.98**	**$ 42.86**
Second Quarter	**47.44**	**31.86**	**32.52**
Third Quarter	**44.50**	**31.42**	**42.96**
Fourth Quarter	**51.71**	**41.34**	**50.73**

2009	High	Low	Last
First Quarter	$ 25.74	$ 17.19	$ 21.93
Second Quarter	33.07	21.01	28.30
Third Quarter	39.72	24.63	37.82
Fourth Quarter	42.49	35.37	41.80

The following documents are available on the Company's website at www.c-a-m.com:

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.

DIRECTORS

Sheldon R. Erikson
Chairman of the Board
Cameron
Houston, Texas

C. Baker Cunningham
President and Chief Executive Officer,
Belden CDT Inc. (retired)
St. Louis, Missouri

Peter J. Fluor
Chairman and Chief Executive Officer
Texas Crude Energy, Inc.
Houston, Texas

Douglas L. Foshee
Chairman and Chief Executive Officer
El Paso Corporation
Houston, Texas

Jack B. Moore
President and Chief Executive Officer
Cameron
Houston, Texas

Michael E. Patrick
Investor
Dallas, Texas

Jon Erik Reinhardsen
President and Chief Executive Officer
Petroleum Geo-Services ASA
Lysaker, Norway

David Ross
Investor
Houston, Texas

Bruce W. Wilkinson
Chairman and Chief Executive Officer
McDermott International, Inc. (retired)
Houston, Texas

OFFICERS

CAMERON

Jack B. Moore
President and
Chief Executive Officer

John D. Carne
Executive Vice President and
Chief Operating Officer

William C. Lemmer
Senior Vice President and
General Counsel

Charles M. Sledge
Senior Vice President and
Chief Financial Officer

R. Scott Amann
Vice President,
Investor Relations

John C. Bartos
Vice President,
Development and Technology

Gary F. Devlin
Vice President,
Quality and Customer Experience

Kevin Fleming
Vice President, HR Regional
Operations and Services

Hal J. Goldie
Vice President,
Global Business Development

H. Keith Jennings
Vice President and Treasurer

Christopher A. Krummel
Vice President, Controller and
Chief Accounting Officer

Roslyn R. Larkey
Vice President,
Human Resources

Amber J. Macksey
Vice President,
Total Rewards

Edward E. Roper
Vice President, Aftermarket

Stuart Taylor
Vice President, Tax

Stephen P. Tomlinson
Vice President,
Operations Integrity

Edward E. Will
Vice President,
Marketing and Strategy

Celine Gerson
Chief Compliance Officer

Grace B. Holmes
Corporate Secretary and
Governance Officer

Hunter W. Jones
Chief Information Officer

DRILLING & PRODUCTION SYSTEMS

Glenn J. Chiasson
President,
Drilling Systems[2]

Gary M. Halverson
President,
Surface Systems[2]

Stuart C. Nelson
President,
Flow Control

Owen A. Serjeant
President,
Subsea Systems[2]

Richard A. Steans
Vice President, Finance

VALVES & MEASUREMENT

James E. Wright
President[1]

Mark T. Cordell
President,
Distributed Valves

Patrick C. Holley
President,
Measurement Systems

R. Scott Rowe
President, Engineered and
Process Valves

Jeffrey G. Altamari
Vice President, Finance

William B. Findlay
Vice President,
Business Development

Adam L. C. Nightingale
Vice President,
Human Resources

David R. Mefford
Vice President, Engineering

Eleanor Ryan-Jones
Vice President, Marketing

PROCESS & COMPRESSION SYSTEMS

Joseph H. Mongrain
President [2]

Leslie A. Hiller
President,
Custom Engineered Services

Robert G. Jean
President,
Process Services and Equipment

Mahesh K. Joshi
President, Centrifugal
Compression Systems

Richard E. Stegall
President, Reciprocating
Compression Systems

Greg L. Boane
Vice President, Finance

Michael F. Brooks
Vice President,
Marketing and Business Development

Greg S. Dodson
Vice President,
Technology and Product Management

Ronald J. Flecknoe
Vice President,
Aftermarket Sales

Patricia K. Liles
Vice President,
Human Resources

David Merle
Vice President, Operations

Wayne T. Wootton
Vice President, Supply Chain

[1]Also, Senior Vice President, Cameron
[2]Also, Vice President, Cameron



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